NO ACT

PE
1-23-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

Received SEC
MAR 09 2009
Washington, DC 20549

March 9, 2009

Christopher K. Davies
Senior Counsel, Securities and Acquisitions
Office Depot, Inc.
6600 North Military Trail
Mail Code: C478
Boca Raton, FL 33496

[redacted]

09035390

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-9-09

Re: Office Depot, Inc.
Incoming letter dated January 23, 2009

Dear Mr. Davies:

This is in response to your letters dated January 23, 2009, February 27, 2009, and March 6, 2009 concerning the shareholder proposal submitted to Office Depot by the AFSCME Employees Pension Plan on November 21, 2008. We also have received letters from the proponent dated February 19, 2009 and March 4, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

You also have requested our view on revisions the proponent offered in its March 4, 2009 letter to the Division. We do not believe that this offer to revise the proposal constitutes the submission of a new proposal to Office Depot. Accordingly, we do not intend to express any view regarding the applicability of rule 14a-8 to the offered revision. In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Charles Jurgonis
Plan Secretary
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, DC 20036-5687

March 9, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Office Depot, Inc.
Incoming letter dated January 23, 2009

The proposal would amend the bylaws to provide that the board shall, consistent with its fiduciary duties, cause the corporation to reimburse a stockholder or group of stockholders for reasonable expenses incurred in a contested election of directors in specified circumstances.

We are unable to conclude that Office Depot has met its burden of establishing that it may exclude the proposal in reliance on rules 14a-8(i)(2) and 14a-8(i)(6). Accordingly, we do not believe that Office Depot may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that Office Depot may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Office Depot may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We note that Office Depot may not have filed its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Raymond Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Office DEPOT.

March 6, 2009

VIA EMAIL (*shareholderproposals@sec.gov*)

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Office Depot, Inc. - Request Under Rule 14a-8 to Exclude Stockholder Proposal

Ladies and Gentlemen:

On behalf of Office Depot, Inc., a Delaware corporation (the "***Company***"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "***Exchange Act***"), as amended, I am writing to respectfully request that the Staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") concur with the Company's view that, for the reasons stated in the Company's prior submissions to the Staff (collectively, the "***Prior Letters***") and below, the shareholder proposal (the "***Proposal***") and the statement in support thereof (the "***Supporting Statement***") submitted by AFSCME Employees Pension Plan (the "***Proponent***" or "***AFSCME***"), and received by the Company on November 21, 2008, may properly be omitted from the Company's proxy materials (the "***Proxy Materials***") to be distributed by the Company in connection with its 2009 annual meeting of stockholders (the "***2009 Meeting***").

The Proposal and the Supporting Statement may properly be excluded from the Proxy Materials pursuant to:

1. Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law;

2. Rule 14a-8(c) and 14a-8(f)(1) because the Proponent submitted more than one proposal to the Company for the 2009 Meeting; and

3. Rule 14a-8(e) because the Proponent has failed to satisfy the deadline for submitting proposals to the Company.

Pursuant to Rule 14a-8(j) under the Exchange Act, I am enclosing the following:

A. This letter; and

B. The letter from the Proponent dated March 4, 2009, attached hereto as Exhibit A.

THE PROPOSAL

The Proposal is in the form of a mandatory amendment to the Company's bylaws (the "***Bylaws***") that, if approved by the Company's stockholders at the 2009 Meeting, would require the Company's board of directors (the "***Board***") to provide for reimbursement of all proxy solicitation expenses meeting the criteria set forth in the Proposal. Specifically, the Proposal proposes the following change to the Bylaws (the "***Proposed Bylaw***"):

> RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law and Article IX of the bylaws of Office Depot, Inc. ("Office Depot"), stockholders of Office Depot hereby amend the bylaws to add the following Section 17 to Article III:
>
> "The Board of Directors shall, consistent with its fiduciary duties, cause the corporation to reimburse a stockholder or group of stockholders (together, the "Nominator") for reasonable expenses ("Expenses") incurred in connection with nominating one or more candidates in a contested election of Directors to the corporation's Board of Directors, including, without limitation, printing, mailing, legal, solicitation, travel, advertising and public relations expenses, so long as (a) the election of fewer than 50% of the Directors to be elected was contested in the election, (b) one or more candidates nominated by the Nominator are elected to the corporation's Board of Directors, (c) stockholders are not permitted to cumulate their votes for Directors, and (d) the election occurred, and the Expenses were incurred, after this bylaw's adoption. The amount paid to a Nominator under this bylaw in respect of a contested election shall not exceed the amount expended by the corporation in connection with such election." (emphasis added).

ANALYSIS

The Proposed Bylaw is in the form of a mandatory amendment to the Bylaws requiring the Board to provide for reimbursement of all proxy solicitation expenses meeting the criteria set forth in the Proposed Bylaw. As the Staff is aware, the Company has previously submitted the Prior Letters and included an opinion from Richards, Layton & Finger, P.A., special Delaware counsel to the Company ("***RLF***"), regarding certain aspects of the General Corporation Law of the State of Delaware (the "***DGCL***") in each of the two Prior Letter. The two opinions rendered by RLF (and submitted by the Company with the Prior Letters) make it clear that the Proposed Bylaw does not clearly and unambiguously provide a fiduciary out as required by the Delaware Supreme Court in CA, Inc. v. AFSCME Emplees. Pension Plan, 953 A.2d 227, 240 (Del. 2008).

Perhaps recognizing the limitations of the Proposed Bylaw, by its letter dated March 4, 2009, the Proponent suggests that it would be amenable to amending the Proposal "to make clear that the Office Depot Board of Directors would be required to reimburse proxy expenses 'to the extent' that such reimbursement is consistent with the fiduciary duties of the directors." Thus the revision suggested by the Proponent would mean that the Proposal would in the following form: "The Board of Directors shall, *to the extent* consistent with its fiduciary duties, cause the corporation to reimburse a stockholder or group of stockholders (together, the "Nominator") for reasonable expenses ...." (emphasis added) (the "***Revised Proposed Bylaw***").

It is our belief that the Revised Proposed Bylaw can be properly omitted by the Company from the Proxy Materials for the 2009 Meeting pursuant to the arguments reflected in the Prior Letters and herein.

I. The Revised Proposed Bylaw, If Implemented, Could Violate State Law

Rule 14a-8(i)(2) permits a corporation to exclude a stockholder proposal from the proxy statement if the proposal is one that, if implemented, would cause a company to violate any state law to which it is subject. The Company is incorporated under the laws of the State of Delaware. For the reasons set in the Prior Letters and the RLF opinions, the Revised Proposed Bylaw, if implemented by the Company, would violate the DGCL. Accordingly, the Revised Proposed Bylaw is excludable under Rule 14a-8(i)(2).

As the RLF opinion dated February 17, 2009, explains "[t]he insertion of the words 'consistent with its fiduciary duties' after the word 'shall' does not qualify the word 'shall' (which could have been done by putting the word 'if' in front of 'consistent with fiduciary duties' but rather is a statement that reimbursement of proxy solicitation expenses meeting the criteria specified in the Proposed Bylaw is always consistent with the Board's fiduciary duties." RLF further notes that the Proposed Bylaw "attempts to circumvent the fiduciary duty analysis required by the Delaware Supreme Court in CA by purporting to state that reimbursement of proxy expenses is consistent with the Board's fiduciary duties" and that the Proposed Bylaws "impermissibly constrains the Board's exercise of its fiduciary duties."

In light of the case law and the conclusions discussed in the Prior Letters and herein, the Company does not believe that it can lawfully implement the Revised Proposed Bylaw, because it could improperly prevent the Board from fully exercising its fiduciary duties. Accordingly, the Company believes the Revised Proposed Bylaw can be excluded from its Proxy Material for the 2009 Meeting pursuant to Rule 14a-8(i)(2).

II. The Proponent has submitted more than one proposal to the Company for the 2009 Meeting

Rule 14a-8(c) provides that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholder's meeting." In addition, Rule 14a-8(f)(1) provides that in order for a Company to exclude a shareholder proposal based on a failure to satisfy the eligibility or procedural requirements of Rule 14a-8(a)-(d), it must notify the proponent in writing of the procedural or eligibility deficiencies within 14 calendar days of receiving the proposal, and the proponent must fail to adequately correct the deficiencies within 14 days of the date the proponent receives the company's deficiency notice. Rule 14a-8(f)(1) further provides that "[a] company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline."

The Company believes that the Revised Proposed Bylaw is a separate proposal and substantially different than the Proposed Bylaw. The separateness of the Revised Proposed Bylaw and the Proposed Bylaw is further evidenced by the fact that in the March 4, 2009 letter, the Proponent appears to be conceding the fact that the Proposed Bylaw impermissibly constrained the Board's exercise of its fiduciary duties.

Accordingly, the Company believes the Revised Proposed Bylaw can be excluded from its Proxy Materials for the 2009 Meeting pursuant to Rule 14a-8(c).

III. The Proponent has failed to satisfy the deadline for submitting proposals to the Company

Under Rule 14a-8(e), a proposal generally must be received at a company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. As noted above, and reflected in the attached Exhibit A hereto, the Company received the Revised Proposed Bylaw on March 4, 2009, significantly after the deadline for submitting proposals to the Company for the 2009 Meeting. Accordingly, because it is a separate proposal, the Company believes the Revised Proposed Bylaw can be excluded from its Proxy Materials for the 2009 Meeting pursuant to Rule 14a-8(e).

CONCLUSION

Based upon the analysis included in the Prior Letters and in this letter, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal and the Supporting Statement from its Proxy Materials for the 2009 Meeting. The Company's annual meeting of stockholders is scheduled to be held on April [ ], 2009 and the Company expects to file its definitive Proxy Materials for the 2009 Meeting with the Commission in the near future.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only. If the Staff has any questions or comments regarding the foregoing, please contact me at (561) 438-8708.

Sincerely,

OFFICE DEPOT, INC.

Christopher K. Davies
Senior Counsel, Securities and Acquisitions

Enclosures

cc: Gerald W. McEntee, AFSCME
Neil R. Austrian, Lead Independent Director and
Chairman, Corporate Governance and Nominating Committee
Steve Odland, Chairman and CEO
Elisa D. Garcia C., General Counsel

Exhibit A

AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

March 4, 2009

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)
Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal of AFSCME Employees Pension Plan; request by Office Depot Inc. for no-action determination

Dear Sir/Madam:

The American Federation of State, County and Municipal Employees, Employees Pension Plan (the "Plan") submits this letter in connection with the request by Office Depot Inc. ("Office Depot") for permission from the Staff of the Division of Corporation Finance ("the "Staff") of the Securities and Exchange Commission (the "Commission") to exclude a stockholder proposal (the "Proposal") submitted to Office Depot by the Plan for inclusion in Office Depot's 2009 proxy materials.

The Plan submitted a written response to Office Depot's request for "no-action" relief by letter dated February 19, 2009. Attached to that letter was an opinion from the law firm of Grant & Eisenhofer, P.A., regarding the legality under Delaware law of the bylaw advocated in the Proposal. Due to a clerical error, however, the copy of the opinion letter was not signed or on letterhead. Accordingly, attached as Exhibit A is a copy of the opinion letter from Grant & Eisenhofer, P.A., dated February 19, 2009, and properly signed and formatted.

The Plan has had the opportunity to review the letter dated February 27, 2009, from Office Depot to the Staff that responds to the Plan's letter of February 19, and offers this brief reply:

Office Depot's request for no-action relief is an effort to manufacture a dispute where none exists. Both the Plan and Office Depot's lawyers acknowledge that the legality of the proposed bylaw is resolved under the decision of the Delaware Supreme Court in *CA, Inc. v. AFSCME*, 953 A.2d 227 (Del. 2008). Office Depot's only complaint is that, in its opinion and the opinion of its counsel, the "fiduciary out" provided in the Plan's proposed bylaw somehow is not good enough to satisfy the requirements set forth in the Delaware Supreme Court's decision.

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

The Plan disagrees with Office Depot's argument that the "fiduciary out" is not sufficient, and believes that the opinion from Grant & Eisenhofer, P.A., sufficiently demonstrates this point.

Nevertheless, in the interest of resolving this "dispute" without the need for the Staff to opine on the sufficiency of the "fiduciary out" language under the Delaware Supreme Court's decision in *CA v. AFSCME*, the Plan is willing to amend the language of the proposed bylaw to make clear that the Office Depot Board of Directors would be required to reimburse proxy expenses "to the extent" that such reimbursement is consistent with the fiduciary duties of the directors – which is all that the Supreme Court's decision requires. Thus, to resolve this issue, the Plan would be willing to amend the proposed bylaw to insert the phrase "to the extent" before the words "consistent with its fiduciary duties" in the first sentence of the proposed bylaw. Even with the addition of these three words, the Proposal would be under the 500 word limit established under Rule 14a-8.

We trust this amendment – which does not change the substance of the Proposal in any way – would moot any concerns Office Depot may have, however meritless they may be.

* * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

Very Truly Yours,

Charles Jurgonis
Plan Secretary

cc: Christopher K. Davies, Esq.
Senior Securities Counsel
Office Depot, Inc.
Email Christopher.Davies@OfficeDepot.com

EXHIBIT A

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

G&E
Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100
www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-783-6091 • Fax: 202-350-5908

February 19, 2009

VIA OVERNIGHT MAIL

Gerald W. McEntee,
Chairman, Pension Committee,
American Federation of State, County and Municipal Employees
Employees Pension Plan
1625 L Street, N.W.
Washington, DC 20036

Re: Shareholder Proposal Submitted by American Federation of State, County and Municipal Employees, Employees Pension Plan, for Inclusion in Office Depot Inc.'s 2009 Proxy Statement

Dear Gerald W. McEntee:

You have requested our opinion as to whether the shareholder proposal (the "Proposal") submitted by the American Federation of State, County and Municipal Employees ("AFSCME"), Employees Pension Plan (the "Plan") to Office Depot Inc. ("Office Depot" or the "Company"), a Delaware corporation, would, if adopted and implemented, cause the Company to violate Delaware law. As set forth below the Proposal, if enacted, would be permissible under Delaware law.

You have furnished us with, and we have reviewed, copies of the Proposal and the supporting statement submitted to the Company, as well as a letter dated November 21, 2008, which accompanied your submission of the Proposal to the Company. We also have reviewed a letter from the Company dated January 23, 2009 ("Office Depot Letter") to the Division of Corporation Finance (the "Division") of the U.S. Securities and Exchange Commission (the "Commission") stating that the Company intends to omit the Proposal from its proxy materials to be distributed in connection with the Company's 2009 annual meeting (the "Proxy Statement"). We have reviewed an opinion attached to the Company's letter from Richards, Layton, & Finger, PA ("RLF"), dated January 21, 2009 (the "RLF Opinion"), expressing the opinion that the Proposal, if implemented, would violate Delaware General Corporation Law ("DGCL"). We have also reviewed the Company's Restated Certificate of Incorporation, as amended (the "Certificate of

Incorporation") and the Company's Bylaws, as amended (the "Bylaws"), and such other documents as we deemed necessary and appropriate. We have assumed the conformity to the original documents of all documents submitted to us as copies and the authenticity of the originals of such documents.

The Proposal

The Proposal, if adopted, would cause Office Depot to implement a bylaw requiring directors, *to the extent consistent with their fiduciary duties*, to reimburse successful director candidates in certain circumstances. The Proposal states:

> RESOLVED, that pursuant to section 109 of the Delaware General Corporation Law and Article IX of the bylaws of Office Depot, Inc. ("Office Depot"), stockholders of Office Depot hereby amend the bylaws to add the following Section 17 to Article III:
>
> "The Board of Directors shall, *consistent with its fiduciary duties*, cause the corporation to reimburse a stockholder or group of stockholders (together, the "Nominator") for reasonable expenses ("Expenses") incurred in connection with nominating one or more candidates in a contested election of Directors to the corporation's Board of Directors, including, without limitation, printing, mailing, legal, solicitation, travel, advertising and public relations expenses, so long as (a) the election of fewer than 50% of the Directors to be elected was contested in the election, (b) one or more candidates nominated by the Nominator are elected to the corporation's Board of Directors, (c) stockholders are not permitted to cumulate their votes for Directors, and (d) the election occurred, and the Expenses were incurred, after this bylaw's adoption. The amount paid to a Nominator under this bylaw in respect of a contested election shall not exceed the amount expended by the corporation in connection with such election."

(Emphasis supplied).

The Proposal is intended to facilitate groups of shareholders to nominate directors. Currently, board-sponsored nominees have an advantage in corporate elections because the board may authorize corporate funds to pay for their nomination expenses. Further, if there is a change in control of the company, then the new board can approve reimbursement of directors' nomination expenses. However, where less than a majority of directors are up for election, the newly elected directors may not have the votes to cause the Company to reimburse nomination expenses. *See CA, Inc. v. AFSCME*, 953 A.2d 227, 237 (Del. 2008) ("Generally, and under the current framework for electing directors in contested elections, only board-sponsored nominees for election are reimbursed for their election expenses. Dissident candidates are not, unless they succeed

in replacing at least a majority of the entire board."). The Proposed Bylaw is meant to level the playing field in such circumstances by requiring the Company, subject to the Board's fiduciary duties, to reimburse reasonable nominating expenses of successful director candidates where less than 50% of the board is up for reelection.

SUMMARY OF OPINION

The Proposed Bylaw, if adopted, would not cause the Company to violate Delaware law. Recently, the Delaware Supreme Court held that a shareholder-enacted bylaw requiring companies to reimburse reasonable election expenses would be permissible under Delaware law so long as the bylaw contained a provision that "reserves the directors' full power to discharge their fiduciary duties." *CA, Inc.*, 935 A.2d at 237 n.20. The Proposed Bylaw clearly has such a provision. It states: "The Board of Directors shall, ***consistent with its fiduciary duties***, cause the corporation to reimburse a stockholder or group of stockholders (together, the "Nominator") for reasonable expenses . . ." (emphasis added). Therefore, under the Proposed Bylaw, Office Depot's board (the "Board") would retain the power to refuse reimbursement of nomination expenses when so required by its fiduciary duties.

Office Depot and its Delaware Counsel do not dispute that a bylaw requiring "the Company to reimburse a proponent's proxy solicitation expenses 'subject to' the fiduciary duties of the Board" is entirely permissible under Delaware law. RLF Letter at 5; Office Depot Letter at 4 Rather, they construe the Proposed Bylaw contrary to its plain language. They argue:

> The Proposed Bylaw, instead of reserving to the Board the ability to determine not to reimburse a proponent's proxy solicitation expenses "in circumstances that a proper application of fiduciary principles could preclude," purports to provide the reimbursement in the circumstances provided by the Proposed Bylaw would be "consistent with" the fiduciary duties of the Board

RLF Letter at 5 (*quoting CA*, 953 A.2d at 240) (internal citations omitted); *see also* Office Depot Letter at 4.

This tortured construction should be given no weight. *See West Center City Neighborhood Ass'n, Inc.*, 2002 WL 1403322, at *3 (Del. Ch. 2002) ("[B]ylaws . . . must be given [their] plain and ordinary meaning."). The Proposed Bylaw, if enacted, would only require the Board to reimburse nomination expenses where such reimbursement was "consistent with its fiduciary duties." Therefore the Proposed Bylaw, if implemented, would not cause the Company to violate Delaware law.

ANALYSIS

I. The Recent Delaware Supreme Court Ruling, *AFSCME v. CA*, Supports the Legality of the Proposed Bylaw Under Delaware Law

In *CA*, AFSCME submitted a similar bylaw to be included in CA's proxy statement. *CA*, 953 A.2d at 229-30. CA requested no-action relief, claiming, *inter alia*, that it could exclude under the Proposal Rule 14a-8(i)(1) and (2). *Id.* In response to letters from CA and AFSCME, the SEC certified two questions to the Delaware Supreme Court[1] to determine (1) whether the bylaw was a proper subject for shareholder action under Delaware law and (2) whether the bylaw, if implemented, would cause the company to violate Delaware law.

In that case, the proposal, similar to the Proposal at issue here, provided for reasonable reimbursement of nomination expenses for successful director candidates if the following condition were met:

- "[T]he election of fewer than 50% of the directors to be elected is contested in the election;"
- "[O]ne or more candidates nominated by the Nominator are elected to the corporation's board of directors;" and
- "[S]tockholders are not permitted to cumulate their votes for directors."

However, unlike the Proposed Bylaw at issue here, *the proposal in CA did not provide that the board only must reimburse such nomination expenses where "consistent with its fiduciary duties."*

A. In *AFSCME v. CA*, the Delaware Supreme Court Held Bylaws that Required Reimbursement of Reasonable Nomination Expenses were a Proper Subject for Shareholder Action

In *CA*, the Delaware Supreme Court held that the bylaw at issue was a proper subject for shareholder action under Delaware. The court noted that DGCL § 109(b) enabled shareholders to enact bylaws "'relating to the . . . rights or powers of stockholders [and] directors. . .'" *Id.* at 235 (quoting Rule 109(b)). Construing this language, the Court held that defendants were mistaken in arguing that "*any* bylaw that in *any* respect might be viewed as limiting or restricting the power of the board automatically falls outside the scope of permissible bylaws." *Id.* (emphasis in original).

[1] Article IV, Section 11(8) of the Delaware Constitution was amended in 2007 to allow the Supreme Court to hear certified question of law from the Commission.

The Court held: "Bylaws, by their very nature, set down rules and procedures that bind a corporation's board and shareholders." *Id.* This decision was consistent with previous Delaware court opinions. *See e.g., Frantz Mfg. Co. v. EAC Industries*, 501 A.2d 401, 407 (Del. 1985) ("The power to make and amend the bylaws of a corporation has long been recognized as an inherent feature of the corporate structure.") (holding that a bylaw that required unanimous attendance and board approval for any board action was permissible under Delaware law); *Hollinger Int'l., Inc. v. Black*, 844 A.2d 1022, 1079 (Del. Ch. 2004), aff'd 872 A.2d 559 (Del. 2005) (Bylaws can "impose severe requirements on the conduct of a board" and may "pervasively and strictly regulate the process by which boards act" without running afoul of the DGCL.).

Further, the Court in *CA* defined the permissible scope of bylaws, holding: "It is well established under Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and proceedings by which those decisions are made." *CA*, 953 A.2d at 233. The Court held that the bylaw at issue in *CA* was procedural in nature because it regulated the process of nominating directors. *See id.* at 237.

The Court further held that shareholders had a "legitimate and protected interest" in regulating this nomination process:

> [T]he unadorned right to cast a ballot in a contest for [corporate] office ... is meaningless without the right to participate in selecting the contestants. As the nominating process circumscribes the range of choice to be made, it is a fundamental and outcome-determinative step in the election of officeholders. To allow for voting while maintaining a closed selection process thus renders the former an empty exercise."

Id. (internal quotations omitted); *see also Blasius Indus., Inc. v. Atlas Corp., 564 A.2d 651, 660 n.2 (Del. Ch. 1988)* ("Delaware courts have long exercised a most sensitive and protective regard for the free and effective exercise of voting rights."); *Unitrin, Inc. v. American General Corp.*, 651 A.2d 1361, 1378 (Del. 1995) ("This Court has been and remains assiduous in its concern about defensive actions designed to thwart the essence of corporate democracy by disenfranchising shareholders."). Thus, the Court held that the proposed bylaw in *CA* was a proper subject for shareholder action under Delaware law.

B. <u>The Delaware Supreme Court Held that the Bylaw at Issue in *AFSCME v. CA* Would Cause the Company To Violate Delaware Law *Only Because It Could, In Theory, Require Reimbursement When To Do So Would Be Inconsistent With The Directors' Fiduciary Duties*</u>

The Court, however, held that the bylaw at issue in *CA* would cause the Company to violate Delaware law because "it mandate[d] reimbursement of election expenses in

circumstances that a proper application of fiduciary principles could preclude." *Id.* at 240.[2] The Court recognized that there were circumstances where the board could not, consistent with its fiduciary duties, authorize the corporation to reimburse election expenses of director candidates. *See Id.* at 240 ("[I]n a situation where the proxy contest is motivated by personal or petty concerns, or to promote interests that do not further, or are adverse to, those of the corporation, the board's fiduciary duty could compel that reimbursement be denied altogether.").[3] The Court held the Proposal would cause the Company to violate Delaware law because it would require reimbursement of nomination expenses in instances where Delaware law did not permit reimbursement. *Id.*

However, the Court provided a roadmap for a company to legally adopt a bylaw concerning reimbursement of nomination expenses. It held that such a bylaw would be permissible where it "contain[ed] a provision that reserves the directors' full power to discharge their fiduciary duties." *Id.* at 237 n.20. The Proposed Bylaw has such a "fiduciary out," and, therefore, would not cause the Company to violate Delaware law if enacted.

II. The Proposed Bylaw Remedies the Defects to the Nomination Reimbursement Bylaw Considered by the Delaware Supreme Court in *AFSCME v. CA*

The Proposed Bylaw states that the Board only must reimburse nomination expenses where "consistent with its fiduciary duties." Office Depot mistakenly construes the Proposed Bylaw in a manner inconsistent with its plain meaning in arguing that the Proposed Bylaw "purport[s] to define the fiduciary duties" of the Board. This interpretation of the Proposed Bylaw should be given no weight under Delaware law.

---

[2] For purposes of the proposed bylaw submitted by AFSCME and at issue here, it is undisputed between the parties in this case that bylaws may not interfere with the board's ability to exercise its power to discharge its fiduciary duties. RLF's citation to AFSCME's counsel's representations in *CA* concerning the power of bylaws to restrict director power is, therefore, entirely irrelevant. *See* RLF Letter at 5. The proposed bylaw submitted by AFSCME and at issue here is entirely consistent with the Delaware Supreme Court's decision in *CA*. The arguments advanced by AFSCME's counsel in the context of the *CA* litigation were defending the particular bylaw proposal that was at issue in that case and which, the Supreme Court noted, did not have any "fiduciary out" language that exists in the proposed bylaw here.

[3] This holding was in accord with previous case law that held that directors may reimburse election expenses to promote a particular corporate policy, but not when election expenses were incurred for purely personal reasons. *See, e.g., Hibbert v. Hollywood Park, Inc.*, 457 A.2d 339, 345 (Del. 1983) ("The proxy contest, though couched in terms of election to the board, was actually one involving substantive differences about corporation policy. Plaintiffs, therefore, had an equitable and legal right to recover from the corporation their reasonable expenses resulting from the proxy contest."); *Hall v. Trans-Lux Daylight Picture Screen Corp.*, 171 A. 226, 229 (Del. Ch. 1934) ("[I]f all that is at stake is the ambition of the "ins" to stay in, the corporation should not be called upon to pay for the expense of their campaign to persuade the voting stockholders to rally to their support.").

See Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 928 (Del. 1990) ("Corporate charters and by-laws are contracts among the shareholders of a corporation and the general rules of contract interpretation are held to apply."); *AT&T Corp. v. Lillis*, 953 A.2d 241, 252 (Del. 2008) ("Clear and unambiguous language ... should be given its ordinary and usual meaning. Absent some ambiguity, Delaware courts will not destroy or twist [contract] language under the guise of construing it." (internal citations and quotations omitted)). The language of the Proposed Bylaw is clear and unambiguous. It states: "The Board of Directors shall, *consistent with its fiduciary duties*, cause the corporation to reimburse a stockholder or group of stockholders (together, the "Nominator") for reasonable expenses ..." Indeed, Delaware courts have used a similar construction when stating that a Board's power to act is constrained by its fiduciary duties to shareholders. *See Jackson Nat. Life Ins. Co. v. Kennedy*, 741 A.2d 377, 386 (Del. Ch. 1999) ("A corporation's directors are fiduciaries for the [p]referred stockholders, whose interests they have a duty to safeguard, *consistent with the fiduciary* duties owed by those directors to [the corporation's] other shareholders and to [the corporation] itself." (emphasis added)). Therefore, if the Proposed Bylaw were enacted, the Board would retain the power to refuse reimbursement of nomination expenses where its fiduciary duties so require.

CONCLUSION

Based upon the foregoing, the Proposed Bylaw, if adopted and implemented, would not cause the Company to violate Delaware law. Accordingly, we do not believe that there is any basis for Office Depot to exclude the Proposal from its Proxy Statement under Rule 14a-8(i)(2).

Sincerely,

Grant & Eisenhofer P.A.

GRANT & EISENHOFER, P.A.

AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

March 4, 2009

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)
Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal of AFSCME Employees Pension Plan; request by Office Depot Inc. for no-action determination

Dear Sir/Madam:

The American Federation of State, County and Municipal Employees, Employees Pension Plan (the "Plan") submits this letter in connection with the request by Office Depot Inc. ("Office Depot") for permission from the Staff of the Division of Corporation Finance ("the "Staff") of the Securities and Exchange Commission (the "Commission") to exclude a stockholder proposal (the "Proposal") submitted to Office Depot by the Plan for inclusion in Office Depot's 2009 proxy materials.

The Plan submitted a written response to Office Depot's request for "no-action" relief by letter dated February 19, 2009. Attached to that letter was an opinion from the law firm of Grant & Eisenhofer, P.A., regarding the legality under Delaware law of the bylaw advocated in the Proposal. Due to a clerical error, however, the copy of the opinion letter was not signed or on letterhead. Accordingly, attached as Exhibit A is a copy of the opinion letter from Grant & Eisenhofer, P.A., dated February 19, 2009, and properly signed and formatted.

The Plan has had the opportunity to review the letter dated February 27, 2009, from Office Depot to the Staff that responds to the Plan's letter of February 19, and offers this brief reply:

Office Depot's request for no-action relief is an effort to manufacture a dispute where none exists. Both the Plan and Office Depot's lawyers acknowledge that the legality of the proposed bylaw is resolved under the decision of the Delaware Supreme Court in *CA, Inc. v. AFSCME*, 953 A.2d 227 (Del. 2008). Office Depot's only complaint is that, in its opinion and the opinion of its counsel, the "fiduciary out" provided in the Plan's proposed bylaw somehow is not good enough to satisfy the requirements set forth in the Delaware Supreme Court's decision.

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

383/07

The Plan disagrees with Office Depot's argument that the "fiduciary out" is not sufficient, and believes that the opinion from Grant & Eisenhofer, P.A., sufficiently demonstrates this point.

Nevertheless, in the interest of resolving this "dispute" without the need for the Staff to opine on the sufficiency of the "fiduciary out" language under the Delaware Supreme Court's decision in *CA v. AFSCME*, the Plan is willing to amend the language of the proposed bylaw to make clear that the Office Depot Board of Directors would be required to reimburse proxy expenses "to the extent" that such reimbursement is consistent with the fiduciary duties of the directors – which is all that the Supreme Court's decision requires. Thus, to resolve this issue, the Plan would be willing to amend the proposed bylaw to insert the phrase "to the extent" before the words "consistent with its fiduciary duties" in the first sentence of the proposed bylaw. Even with the addition of these three words, the Proposal would be under the 500 word limit established under Rule 14a-8.

We trust this amendment – which does not change the substance of the Proposal in any way – would moot any concerns Office Depot may have, however meritless they may be.

* * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

Very Truly Yours,

Charles Jurgonis
Plan Secretary

cc: Christopher K. Davies, Esq.
Senior Securities Counsel
Office Depot, Inc.
Email Christopher.Davies@OfficeDepot.com

EXHIBIT A

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100
www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-783-6091 • Fax: 202-350-5908

February 19, 2009

VIA OVERNIGHT MAIL

Gerald W. McEntee,
Chairman, Pension Committee,
American Federation of State, County and Municipal Employees
Employees Pension Plan
1625 L Street, N.W.
Washington, DC 20036

Re: Shareholder Proposal Submitted by American Federation of State, County and Municipal Employees, Employees Pension Plan, for Inclusion in Office Depot Inc.'s 2009 Proxy Statement

Dear Gerald W. McEntee:

You have requested our opinion as to whether the shareholder proposal (the "Proposal") submitted by the American Federation of State, County and Municipal Employees ("AFSCME"), Employees Pension Plan (the "Plan") to Office Depot Inc. ("Office Depot" or the "Company"), a Delaware corporation, would, if adopted and implemented, cause the Company to violate Delaware law. As set forth below the Proposal, if enacted, would be permissible under Delaware law.

You have furnished us with, and we have reviewed, copies of the Proposal and the supporting statement submitted to the Company, as well as a letter dated November 21, 2008, which accompanied your submission of the Proposal to the Company. We also have reviewed a letter from the Company dated January 23, 2009 ("Office Depot Letter") to the Division of Corporation Finance (the "Division") of the U.S. Securities and Exchange Commission (the "Commission") stating that the Company intends to omit the Proposal from its proxy materials to be distributed in connection with the Company's 2009 annual meeting (the "Proxy Statement"). We have reviewed an opinion attached to the Company's letter from Richards, Layton, & Finger, PA ("RLF"), dated January 21, 2009 (the "RLF Opinion"), expressing the opinion that the Proposal, if implemented, would violate Delaware General Corporation Law ("DGCL"). We have also reviewed the Company's Restated Certificate of Incorporation, as amended (the "Certificate of

Incorporation") and the Company's Bylaws, as amended (the "Bylaws"), and such other documents as we deemed necessary and appropriate. We have assumed the conformity to the original documents of all documents submitted to us as copies and the authenticity of the originals of such documents.

The Proposal

The Proposal, if adopted, would cause Office Depot to implement a bylaw requiring directors, *to the extent consistent with their fiduciary duties*, to reimburse successful director candidates in certain circumstances. The Proposal states:

> RESOLVED, that pursuant to section 109 of the Delaware General Corporation Law and Article IX of the bylaws of Office Depot, Inc. ("Office Depot"), stockholders of Office Depot hereby amend the bylaws to add the following Section 17 to Article III:
>
> "The Board of Directors shall, *consistent with its fiduciary duties*, cause the corporation to reimburse a stockholder or group of stockholders (together, the "Nominator") for reasonable expenses ("Expenses") incurred in connection with nominating one or more candidates in a contested election of Directors to the corporation's Board of Directors, including, without limitation, printing, mailing, legal, solicitation, travel, advertising and public relations expenses, so long as (a) the election of fewer than 50% of the Directors to be elected was contested in the election, (b) one or more candidates nominated by the Nominator are elected to the corporation's Board of Directors, (c) stockholders are not permitted to cumulate their votes for Directors, and (d) the election occurred, and the Expenses were incurred, after this bylaw's adoption. The amount paid to a Nominator under this bylaw in respect of a contested election shall not exceed the amount expended by the corporation in connection with such election."

(Emphasis supplied).

The Proposal is intended to facilitate groups of shareholders to nominate directors. Currently, board-sponsored nominees have an advantage in corporate elections because the board may authorize corporate funds to pay for their nomination expenses. Further, if there is a change in control of the company, then the new board can approve reimbursement of directors' nomination expenses. However, where less than a majority of directors are up for election, the newly elected directors may not have the votes to cause the Company to reimburse nomination expenses. *See CA, Inc. v. AFSCME*, 953 A.2d 227, 237 (Del. 2008) ("Generally, and under the current framework for electing directors in contested elections, only board-sponsored nominees for election are reimbursed for their election expenses. Dissident candidates are not, unless they succeed

in replacing at least a majority of the entire board."). The Proposed Bylaw is meant to level the playing field in such circumstances by requiring the Company, subject to the Board's fiduciary duties, to reimburse reasonable nominating expenses of successful director candidates where less than 50% of the board is up for reelection.

SUMMARY OF OPINION

The Proposed Bylaw, if adopted, would not cause the Company to violate Delaware law. Recently, the Delaware Supreme Court held that a shareholder-enacted bylaw requiring companies to reimburse reasonable election expenses would be permissible under Delaware law so long as the bylaw contained a provision that "reserves the directors' full power to discharge their fiduciary duties." *CA, Inc.*, 935 A.2d at 237 n.20. The Proposed Bylaw clearly has such a provision. It states: "The Board of Directors shall, ***consistent with its fiduciary duties***, cause the corporation to reimburse a stockholder or group of stockholders (together, the "Nominator") for reasonable expenses . . ." (emphasis added). Therefore, under the Proposed Bylaw, Office Depot's board (the "Board") would retain the power to refuse reimbursement of nomination expenses when so required by its fiduciary duties.

Office Depot and its Delaware Counsel do not dispute that a bylaw requiring "the Company to reimburse a proponent's proxy solicitation expenses 'subject to' the fiduciary duties of the Board" is entirely permissible under Delaware law. RLF Letter at 5; Office Depot Letter at 4 Rather, they construe the Proposed Bylaw contrary to its plain language. They argue:

> The Proposed Bylaw, instead of reserving to the Board the ability to determine not to reimburse a proponent's proxy solicitation expenses "in circumstances that a proper application of fiduciary principles could preclude," purports to provide the reimbursement in the circumstances provided by the Proposed Bylaw would be "consistent with" the fiduciary duties of the Board

RLF Letter at 5 (*quoting CA*, 953 A.2d at 240) (internal citations omitted); *see also* Office Depot Letter at 4.

This tortured construction should be given no weight. *See West Center City Neighborhood Ass'n, Inc.*, 2002 WL 1403322, at *3 (Del. Ch. 2002) ("[B]ylaws . . . must be given [their] plain and ordinary meaning."). The Proposed Bylaw, if enacted, would only require the Board to reimburse nomination expenses where such reimbursement was "consistent with its fiduciary duties." Therefore the Proposed Bylaw, if implemented, would not cause the Company to violate Delaware law.

ANALYSIS

I. The Recent Delaware Supreme Court Ruling, *AFSCME v. CA*, Supports the Legality of the Proposed Bylaw Under Delaware Law

In *CA*, AFSCME submitted a similar bylaw to be included in CA's proxy statement. *CA*, 953 A.2d at 229-30. CA requested no-action relief, claiming, *inter alia*, that it could exclude under the Proposal Rule 14a-8(i)(1) and (2). *Id.* In response to letters from CA and AFSCME, the SEC certified two questions to the Delaware Supreme Court[1] to determine (1) whether the bylaw was a proper subject for shareholder action under Delaware law and (2) whether the bylaw, if implemented, would cause the company to violate Delaware law.

In that case, the proposal, similar to the Proposal at issue here, provided for reasonable reimbursement of nomination expenses for successful director candidates if the following condition were met:

- "[T]he election of fewer than 50% of the directors to be elected is contested in the election;"
- "[O]ne or more candidates nominated by the Nominator are elected to the corporation's board of directors;" and
- "[S]tockholders are not permitted to cumulate their votes for directors."

However, unlike the Proposed Bylaw at issue here, *the proposal in CA did not provide that the board only must reimburse such nomination expenses where "consistent with its fiduciary duties."*

A. <u>In *AFSCME v. CA*, the Delaware Supreme Court Held Bylaws that Required Reimbursement of Reasonable Nomination Expenses were a Proper Subject for Shareholder Action</u>

In *CA*, the Delaware Supreme Court held that the bylaw at issue was a proper subject for shareholder action under Delaware. The court noted that DGCL § 109(b) enabled shareholders to enact bylaws "'relating to the . . . rights or powers of stockholders [and] directors. . .'" *Id.* at 235 (quoting Rule 109(b)). Construing this language, the Court held that defendants were mistaken in arguing that "*any* bylaw that in *any* respect might be viewed as limiting or restricting the power of the board automatically falls outside the scope of permissible bylaws." *Id.* (emphasis in original).

---

[1] Article IV, Section 11(8) of the Delaware Constitution was amended in 2007 to allow the Supreme Court to hear certified question of law from the Commission.

The Court held: "Bylaws, by their very nature, set down rules and procedures that bind a corporation's board and shareholders." *Id.* This decision was consistent with previous Delaware court opinions. *See e.g., Frantz Mfg. Co. v. EAC Industries,* 501 A.2d 401, 407 (Del. 1985) ("The power to make and amend the bylaws of a corporation has long been recognized as an inherent feature of the corporate structure.") (holding that a bylaw that required unanimous attendance and board approval for any board action was permissible under Delaware law); *Hollinger Int'l., Inc. v. Black,* 844 A.2d 1022, 1079 (Del. Ch. 2004), aff'd 872 A.2d 559 (Del. 2005) (Bylaws can "impose severe requirements on the conduct of a board" and may "pervasively and strictly regulate the process by which boards act" without running afoul of the DGCL.).

Further, the Court in *CA* defined the permissible scope of bylaws, holding: "It is well established under Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and proceedings by which those decisions are made." *CA*, 953 A.2d at 233. The Court held that the bylaw at issue in *CA* was procedural in nature because it regulated the process of nominating directors. *See id.* at 237.

The Court further held that shareholders had a "legitimate and protected interest" in regulating this nomination process:

> [T]he unadorned right to cast a ballot in a contest for [corporate] office ... is meaningless without the right to participate in selecting the contestants. As the nominating process circumscribes the range of choice to be made, it is a fundamental and outcome-determinative step in the election of officeholders. To allow for voting while maintaining a closed selection process thus renders the former an empty exercise."

Id. (internal quotations omitted); *see also Blasius Indus., Inc. v. Atlas Corp., 564 A.2d 651, 660 n.2 (Del. Ch. 1988)* ("Delaware courts have long exercised a most sensitive and protective regard for the free and effective exercise of voting rights."); *Unitrin, Inc. v. American General Corp.*, 651 A.2d 1361, 1378 (Del. 1995) ("This Court has been and remains assiduous in its concern about defensive actions designed to thwart the essence of corporate democracy by disenfranchising shareholders."). Thus, the Court held that the proposed bylaw in *CA* was a proper subject for shareholder action under Delaware law.

B. <u>The Delaware Supreme Court Held that the Bylaw at Issue in *AFSCME v. CA* Would Cause the Company To Violate Delaware Law *Only Because It Could, In Theory, Require Reimbursement When To Do So Would Be Inconsistent With The Directors' Fiduciary Duties*</u>

The Court, however, held that the bylaw at issue in *CA* would cause the Company to violate Delaware law because "it mandate[d] reimbursement of election expenses in

circumstances that a proper application of fiduciary principles could preclude." *Id.* at 240.[2] The Court recognized that there were circumstances where the board could not, consistent with its fiduciary duties, authorize the corporation to reimburse election expenses of director candidates. *See id.* at 240 ("[I]n a situation where the proxy contest is motivated by personal or petty concerns, or to promote interests that do not further, or are adverse to, those of the corporation, the board's fiduciary duty could compel that reimbursement be denied altogether.").[3] The Court held the Proposal would cause the Company to violate Delaware law because it would require reimbursement of nomination expenses in instances where Delaware law did not permit reimbursement. *Id.*

However, the Court provided a roadmap for a company to legally adopt a bylaw concerning reimbursement of nomination expenses. It held that such a bylaw would be permissible where it "contain[ed] a provision that reserves the directors' full power to discharge their fiduciary duties." *Id.* at 237 n.20. The Proposed Bylaw has such a "fiduciary out," and, therefore, would not cause the Company to violate Delaware law if enacted.

II. The Proposed Bylaw Remedies the Defects to the Nomination Reimbursement Bylaw Considered by the Delaware Supreme Court in *AFSCME v. CA*

The Proposed Bylaw states that the Board only must reimburse nomination expenses where "consistent with its fiduciary duties." Office Depot mistakenly construes the Proposed Bylaw in a manner inconsistent with its plain meaning in arguing that the Proposed Bylaw "purport[s] to define the fiduciary duties" of the Board. This interpretation of the Proposed Bylaw should be given no weight under Delaware law.

---

[2] For purposes of the proposed bylaw submitted by AFSCME and at issue here, it is undisputed between the parties in this case that bylaws may not interfere with the board's ability to exercise its power to discharge its fiduciary duties. RLF's citation to AFSCME's counsel's representations in *CA* concerning the power of bylaws to restrict director power is, therefore, entirely irrelevant. *See* RLF Letter at 5. The proposed bylaw submitted by AFSCME and at issue here is entirely consistent with the Delaware Supreme Court's decision in *CA*. The arguments advanced by AFSCME's counsel in the context of the *CA* litigation were defending the particular bylaw proposal that was at issue in that case and which, the Supreme Court noted, did not have any "fiduciary out" language that exists in the proposed bylaw here.

[3] This holding was in accord with previous case law that held that directors may reimburse election expenses to promote a particular corporate policy, but not when election expenses were incurred for purely personal reasons. *See, e.g., Hibbert v. Hollywood Park, Inc.*, 457 A.2d 339, 345 (Del. 1983) ("The proxy contest, though couched in terms of election to the board, was actually one involving substantive differences about corporation policy. Plaintiffs, therefore, had an equitable and legal right to recover from the corporation their reasonable expenses resulting from the proxy contest."); *Hall v. Trans-Lux Daylight Picture Screen Corp.*, 171 A. 226, 229 (Del. Ch. 1934) ("[I]f all that is at stake is the ambition of the "ins" to stay in, the corporation should not be called upon to pay for the expense of their campaign to persuade the voting stockholders to rally to their support.").

See Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 928 (Del. 1990) ("Corporate charters and by-laws are contracts among the shareholders of a corporation and the general rules of contract interpretation are held to apply."); *AT&T Corp. v. Lillis*, 953 A.2d 241, 252 (Del. 2008) ("Clear and unambiguous language ... should be given its ordinary and usual meaning. Absent some ambiguity, Delaware courts will not destroy or twist [contract] language under the guise of construing it." (internal citations and quotations omitted)). The language of the Proposed Bylaw is clear and unambiguous. It states: "The Board of Directors shall, *consistent with its fiduciary duties*, cause the corporation to reimburse a stockholder or group of stockholders (together, the "Nominator") for reasonable expenses ..." Indeed, Delaware courts have used a similar construction when stating that a Board's power to act is constrained by its fiduciary duties to shareholders. *See Jackson Nat. Life Ins. Co. v. Kennedy*, 741 A.2d 377, 386 (Del. Ch. 1999) ("A corporation's directors are fiduciaries for the [p]referred stockholders, whose interests they have a duty to safeguard, *consistent with the fiduciary* duties owed by those directors to [the corporation's] other shareholders and to [the corporation] itself." (emphasis added)). Therefore, if the Proposed Bylaw were enacted, the Board would retain the power to refuse reimbursement of nomination expenses where its fiduciary duties so require.

CONCLUSION

Based upon the foregoing, the Proposed Bylaw, if adopted and implemented, would not cause the Company to violate Delaware law. Accordingly, we do not believe that there is any basis for Office Depot to exclude the Proposal from its Proxy Statement under Rule 14a-8(i)(2).

Sincerely,

Grant & Eisenhofer P.A.

GRANT & EISENHOFER, P.A.

February 27, 2009

VIA EMAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Office Depot, Inc. - Request Under Rule 14a-8 to Exclude Stockholder Proposal

Ladies and Gentlemen:

On behalf of Office Depot, Inc., a Delaware corporation (the "***Company***"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "***Exchange Act***"), as amended, I am writing to supplement our request to the Staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") dated January 23, 2009 (the "***Initial Letter***") regarding the stockholder proposal (the "***Proposal***") and the statement in support thereof (the "***Supporting Statement***") submitted by AFSCME Employees Pension Plan (the "***Proponent***").

Pursuant to Rule 14a-8(j) under the Exchange Act, I am enclosing the following:

A. This letter; and

B. Opinion Letter from the Company's special Delaware counsel, Richards, Layton & Finger, P.A. attached hereto as Exhibit A.

This request is being submitted electronically pursuant to guidance found in Staff Legal Bulletin No. 14D. Accordingly, I am not enclosing the additional six copies ordinarily required by Rule 14a-8(j). In accordance with Rule 14a-8(j), a copy of this submission is being sent via electronic mail simultaneously to the Proponent.

THE PROPOSAL

The Proposal is in the form of a mandatory amendment to the Company's bylaws (the "***Bylaws***") that, if approved by the Company's stockholders at the 2009 Meeting, would require the Company's board of directors (the "***Board***") to provide for reimbursement of all proxy solicitation expenses meeting the criteria set forth in the Proposed Bylaw. Specifically, the Proponent proposes the following change to the Bylaws (the "***Proposed Bylaw***"):

> RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law and Article IX of the bylaws of Office Depot, Inc. ("Office Depot"), stockholders of Office Depot hereby amend the bylaws to add the following Section 17 to Article III:
>
> "The Board of Directors shall, consistent with its fiduciary duties, cause the corporation to reimburse a stockholder or group of stockholders (together, the "Nominator") for reasonable expenses ("Expenses") incurred in connection with nominating one or more candidates in a contested election of Directors to the corporation's Board of Directors, including, without limitation, printing, mailing, legal, solicitation, travel, advertising and public relations expenses, so long as (a) the election of fewer than 50% of the Directors to be elected was contested in the election, (b) one or more candidates nominated by the Nominator are elected to the corporation's Board of Directors, (c) stockholders are not permitted to cumulate their votes for Directors, and (d) the election occurred, and the Expenses were incurred, after this bylaw's adoption. The amount paid to a Nominator under this bylaw in respect of a contested election shall not exceed the amount expended by the corporation in connection with such election."

ANALYSIS

The Proposed Bylaw is in the form of a mandatory amendment to the Bylaws requiring the Board to provide for reimbursement of all proxy solicitation expenses meeting the criteria set forth in the Proposed Bylaw.

Rule 14a-8(i)(2) permits a corporation to exclude a stockholder proposal from the proxy statement if the proposal is one that, if implemented, would cause a company to violate any state law to which it is subject. The Company is incorporated under the laws of the State of Delaware. For the reasons set forth in the Initial Letter and below, including the legal opinion regarding the Delaware General Corporation Law ("***DGCL***") from Richards, Layton & Finger, P.A., special Delaware counsel to the Company, attached hereto as Exhibit A (the "***RLF Opinion***"), the Proposal, if implemented by the Company, would violate the DGCL. Accordingly, the Proposal is excludable under Rule 14a-8(i)(2).

As noted in the RLF Opinion, the Proposed Bylaw does not clearly and unambiguously provide a "fiduciary out" as suggested by the Proponent's letter dated February 19, 2009 and is not consistent with the Delaware Supreme Court's holding in *CA, Inc. v. AFSCME Emples. Pension Plan*, 953 A.2d 227 (Del. 2008). The RLF Opinion explains that inserting the words "consistent with its fiduciary duties" after the word "shall" does not qualify the word "shall," but rather is a statement that reimbursement of proxy solicitation expenses meeting the criteria specified in the Proposed Bylaw are consistent with the Board's fiduciary duties under the DGCL. The Company believes that the Proposed Bylaw does not specifically reserve the Board's ability to exercise its fiduciary duties and would impermissibly constrain the Board's exercise of its fiduciary duties in a manner that is inconsistent with Delaware law.

In light of the case law and the conclusions discussed in the Initial Letter and herein, the Company believes the Proposal and the Supporting Statement can be excluded from its proxy material to be distributed by the Company in connection with its 2009 annual meeting of stockholders pursuant to Rule 14a-8(i)(2).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal and the Supporting Statement from its proxy material to be distributed by the Company in connection with its 2009 annual meeting of stockholders. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only. If the Staff has any questions or comments regarding the foregoing, please contact me at (561) 438-8708.

Sincerely,

OFFICE DEPOT, INC.

Christopher K. Davies, Esq.
Senior Securities Counsel

Enclosures

cc: Gerald W. McEntee, AFSCME
Neil R. Austrian, Lead Independent Director and
Chairman, Corporate Governance and Nominating Committee
Steve Odland, Chairman and CEO
Elisa D. Garcia C., Executive Vice President, General Counsel and Corporate Secretary

RICHARDS LAYTON & FINGER

February 27, 2009

Office Depot Inc.
2200 Old Germantown Road
Delray Beach, Florida 33445

Re: Stockholder Proposal Submitted by AFSCME

Ladies and Gentlemen:

We have acted as special Delaware counsel to Office Depot Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") by Gerald W. McEntee on behalf of the AFSCME Employees Pension Plan (the "Proponent") which proposes to amend the Company's bylaws (the "Proposed Bylaw") to provide for the reimbursement of stockholders' proxy solicitation expenses that meet the criteria set forth therein. In this connection, you have requested our response to the letter, dated as of February 19, 2009, submitted by Charles Jurgonis on behalf of the Proponent and the opinion of Grant & Eisenhofer, P.A. (the "G&E Opinion") attached thereto.

Grant & Eisenhofer contends that the Proposal, if implemented, would not cause the Company to violate Delaware law. In their opinion, Grant & Eisenhofer agrees with our conclusion, as detailed in our opinion rendered in connection with the Proposal, dated January 21, 2009 (the "RLF Opinion"), that a bylaw requiring the Company to reimburse a proponent's proxy solicitation expenses is permissible under Delaware law only if the obligation imposed by the bylaw is "subject to" the fiduciary duties of the Board. However, the G&E Opinion differs in its interpretation of the Proposed Bylaw. According to Grant & Eisenhofer, "under the Proposed Bylaw, [the Board] would retain the power to refuse reimbursement of nomination expenses when so required by its fiduciary duties." (G&E Opinion, at 3). Grant & Eisenhofer contends that the Proposed Bylaw is "clear and unambiguous" and that the interpretation of the Proposed Bylaw expressed in the RLF Opinion "should be given no weight under Delaware Law." (G&E Opinion, at 6-7). Therefore, while we agree with Grant & Eisenhofer that a bylaw concerning the reimbursement of nomination expenses must contain a "fiduciary out" in order to be permissible under Delaware law, we disagree as to whether the Proposed Bylaw contains such a fiduciary out.

We do not believe that the Proposed Bylaw clearly and unambiguously provides a fiduciary out. In CA, Inc. v. AFSCME Emplees. Pension Plan, 953 A.2d 227, 240 (Del. 2008), the Delaware Supreme Court concluded that, to be valid under Delaware law, a bylaw providing for the reimbursement of stockholders' solicitation expenses would need to "reserve to [the directors] their full power to exercise their fiduciary duty to decide whether or not it would be

One Rodney Square ■ 920 North King Street ■ Wilmington, DE 19801 ■ Phone: 302-651-7700 ■ Fax: 302-651-7701

www.rlf.com

appropriate, in a specific case, to award reimbursement." It would have been easy for the Proponent to draft a bylaw which clearly "reserve[d] the directors' full power to discharge their fiduciary duties" by providing that the directors' duty to reimburse the nomination expenses was "subject to" the directors' fiduciary duties. Id. at 236 n.20. Instead of saying that the obligation to reimburse is "subject to" the fiduciary duties of the Board, however, the Proposed Bylaw states that reimbursement would be "consistent with [the Board's] fiduciary duties".

The Proposed Bylaw reads as follows:

> "The Board of Directors shall, consistent with its fiduciary duties, cause the corporation to reimburse a stockholder or group of stockholders (together, the "Nominator") for reasonable expenses ("Expenses") incurred in connection with nominating one or more candidates in a contested election of Directors to the corporation's Board of Directors, including, without limitation, printing, mailing, legal, solicitation, travel, advertising and public relations expenses, so long as (a) the election of fewer than 50% of the Directors to be elected was contested in the election, (b) one or more candidates nominated by the Nominator are elected to the corporation's Board of Directors, (c) stockholders are not permitted to cumulate their votes for Directors, and (d) the election occurred, and the Expenses were incurred, after this bylaw's adoption. The amount paid to a Nominator under this bylaw in respect of a contested election shall not exceed the amount expended by the corporation in connection with such election." (emphasis added).

The insertion of the words "consistent with its fiduciary duties" after the word "shall" does not qualify the word "shall" (which could have been done by putting the word "if" in front of "consistent with fiduciary duties") but rather is a statement that reimbursement of proxy solicitation expenses meeting the criteria specified in the Proposed Bylaw is always consistent with the Board's fiduciary duties. The Proposed Bylaw thus attempts to circumvent the fiduciary duty analysis required by the Delaware Supreme Court in CA by purporting to state that reimbursement of proxy expenses is consistent with the Board's fiduciary duties. While the G&E Opinion suggests this is a "tortured" reading of the plain language of the Proposal, as discussed in the RLF Opinion, this reading is completely consistent with the argument that the Proponent made to the Delaware Supreme Court in CA, i.e., that a bylaw can define the directors' fiduciary duties and when it does so no additional fiduciary analysis is required. Brief of Appellee at 34-35, CA, 953 A.2d 227 (No. 329, 2008); Transcript of Oral Argument at 27-36, CA, 953 A.2d 227 (No. 329, 2008). Thus, because the Proposed Bylaw does not clearly and unambiguously reserve the Board's ability to exercise its fiduciary duties with respect to the reimbursement of proxy solicitation expenses, the Proposed Bylaw impermissibly constrains the Board's exercise of its fiduciary duties.

While the Proponent now says that the intent of the Proposed Bylaw was to provide a "fiduciary out", the language the Proponent chose to use in the Proposed Bylaw does not "clearly and unambiguously" provide a reservation of the directors' power to discharge their fiduciary duties. As such, the Proposed Bylaw, as drafted, "would violate the prohibition, which our decisions have derived from Section 141(a) against contractual arrangements that commit the board of directors to a course of action that would preclude them from fully discharging their fiduciary duties to the corporation and its shareholders." CA, 953 A.2d at 238. Accordingly, in our view, implementation of the Proposal would violate Delaware law.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/PHS

AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

February 19, 2009

VIA ELECTRONIC MAIL
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Stockholder proposal of AFSCME Employees Pension Plan; request by Office Depot Inc. for no-action determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the American Federation of State, County and Municipal Employees, Employees Pension Plan (the "Plan") submitted to Office Depot Inc. ("Office Depot") a stockholder proposal (the "Proposal") seeking to amend Office Depot's bylaws to add a bylaw (the "Bylaw") stating that the board shall, consistent with its fiduciary duties, cause the reimbursement of "short slate" proxy contest expenses upon the election of at least one member of the slate to Office Depot's board.

In a letter dated January 23, 2009, Office Depot stated that it intends to omit the Proposal from its proxy materials being prepared for the 2009 annual meeting of stockholders. Office Depot argues that it can exclude the Proposal pursuant to (a) Rule 14a-8(i)(2), because implementing the Proposal would cause Office Depot to violate state law; (b) Rule 14a-8(i)(6), on the ground that Office Depot lacks the power or authority to implement the Proposal; and (c) Rule 14a-8(i)(3), as excessively vague and indefinite. As discussed more fully below, Office Depot has not met its burden of establishing its entitlement to rely on any of these exclusions, and the Plan respectfully requests that the Company's request for relief be denied.

Implementing the Proposal Would Not Cause Office Depot to Violate Delaware Law Because the Proposal Contains a "Fiduciary Out"

Office Depot claims that the Proposal violates the law of Delaware, where Office Depot is incorporated, and that the Company is therefore entitled to exclude it in reliance on Rule 14a-8(i)(2) and (i)(6). Office Depot submits an opinion of Richards, Layton & Finger, P.A., special Delaware counsel to Office Depot, stating that the Proposal would impermissibly infringe on the Office Depot board's exercise of its fiduciary duties.

As discussed more fully in the opinion of Grant & Eisenhofer, P.A., special Delaware counsel to the Plan, which is attached as Exhibit A, the Proposal would not violate Delaware law. In CA, Inc. v. AFSCME, 953 A.2d 227 (Del. 2008), the Delaware Supreme Court ruled on the validity under Delaware law of a bylaw submitted to CA, also by the Plan, requiring reimbursement of short slate proxy contest expenses. The CA bylaw, unlike the Bylaw, did not provide that reimbursement should occur only if doing so was consistent with the board's fiduciary duties. It was otherwise substantially identical to the Bylaw.

The CA court held that the CA bylaw was a proper subject for shareholder action under Delaware law. The court distinguished between a bylaw that would mandate how the board would decide specific substantive business decisions, which would violate section 141(a) of the Delaware General Corporation Law, and a bylaw that would define the "process and proceedings by which those decisions are made." The court held that the CA bylaw fell into the procedural category because it regulated the process of nominating directors and thus was a proper subject for shareholder action. Id. at 237.

The CA court held that the CA bylaw was nonetheless invalid under Delaware law because it theoretically could require the board to cause the reimbursement of expenses where doing so would violate their fiduciary duties. The Bylaw cures this defect by requiring the board to reimburse proxy contest expenses only if doing so would be consistent with the board's fiduciary obligations. Office Depot offers a strained interpretation of the Bylaw in which the phrase "consistent with its fiduciary duties" does not make reimbursement subject to fiduciary duties but instead purportedly states that reimbursement under the circumstances described in the Bylaw is always consistent with the board's fiduciary duties. This reading is at odds with the Bylaw's plain language, however.

Because the Proposal contains a "fiduciary out," it does not violate Delaware law, making exclusion in reliance on Rules 14a-8(i)(2) and (i)(6) inappropriate. Accordingly, the Plan respectfully asks that the Staff decline to grant relief to Office Depot on these grounds.

The Proposal Is Not Impermissibly Vague and Indefinite

Office Depot urges that the Proposal is excludable pursuant to Rule 14a-8(i)(3) because it violates one of the Commission's other proxy rules. Office Depot contends that the Proposal violates Rule 14a-9's prohibition on materially false or misleading statements because it is so vague and indefinite that neither stockholders voting on the Proposal, nor Office Depot seeking to implement it, would be able to determine with reasonable certainty what actions the Proposal requires.

Office Depot's vagueness objections center on the omission from the Proposal of particular discussions:

- The Proposal does not explain that mandatory reimbursement is not required by the Delaware General Corporation Law.

- The Proposal does not "address the issue of reimbursement proportionate to success and reasonableness of an amount that is not overly burdensome to stockholders."

- The Proposal "does not provide sufficient details about the impact its approval may have on the Company," including the fact that the Proposal is "very likely to encourage contested elections that would serve no purpose other than to distract management and waste Company assets."

- The Proposal "does not explain that stockholders may nominate director candidates for self-serving reasons, while the Board may not."

All of these alleged omissions are in fact arguments against the Proposal which Office Depot can (and likely will) include in its statement in opposition to the Proposal. The Plan is not required to include them in the Proposal, however, in order to avoid exclusion on vagueness grounds. See Staff Legal Bulletin 14B section B (Sept. 15, 2004) (discussing over-reliance on (i)(3) arguments and the role of the statement in opposition).

Stockholders voting on the Proposal can easily tell from the supporting statement that the right to reimbursement for short slate contests is not currently mandatory—indeed, that is why the Plan believes the Bylaw is needed. All of the Bylaw's key terms are sufficiently well defined for stockholders to understand what will happen if the Proposal is implemented. Accordingly, Office Depot should not be permitted to exclude the Proposal on vagueness grounds in reliance on Rule 14a-8(i)(3).

* * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

Charles Jurgonis
Plan Secretary

cc: Christopher K. Davies, Esq.
Senior Securities Counsel
Office Depot, Inc.
Email Christopher.Davies@OfficeDepot.com
Fax # (561) 438-4464

Exhibit A

February 19, 2009

VIA OVERNIGHT MAIL

Gerald W. McEntee,
Chairman, Pension Committee,
American Federation of State, County and Municipal Employees
Employees Pension Plan
1625 L Street, N.W.
Washington, DC 20036

Re: **Shareholder Proposal Submitted by American Federation of State, County and Municipal Employees, Employees Pension Plan, for Inclusion in Office Depot Inc.'s 2009 Proxy Statement**

Dear Gerald W. McEntee:

You have requested our opinion as to whether the shareholder proposal (the "Proposal") submitted by the American Federation of State, County and Municipal Employees ("AFSCME"), Employees Pension Plan (the "Plan") to Office Depot Inc. ("Office Depot" or the "Company"), a Delaware corporation, would, if adopted and implemented, cause the Company to violate Delaware law. As set forth below the Proposal, if enacted, would be permissible under Delaware law.

You have furnished us with, and we have reviewed, copies of the Proposal and the supporting statement submitted to the Company, as well as a letter dated November 21, 2008, which accompanied your submission of the Proposal to the Company. We also have reviewed a letter from the Company dated January 23, 2009 ("Office Depot Letter") to the Division of Corporation Finance (the "Division") of the U.S. Securities and Exchange Commission (the "Commission") stating that the Company intends to omit the Proposal from its proxy materials to be distributed in connection with the Company's 2009 annual meeting (the "Proxy Statement"). We have reviewed an opinion attached to the Company's letter from Richards, Layton, & Finger, PA ("RLF"), dated January 21, 2009 (the "RLF Opinion"), expressing the opinion that the Proposal, if implemented, would violate Delaware General Corporation Law ("DGCL"). We have also reviewed the Company's Restated Certificate of Incorporation, as amended (the "Certificate of

Incorporation") and the Company's Bylaws, as amended (the "Bylaws"), and such other documents as we deemed necessary and appropriate. We have assumed the conformity to the original documents of all documents submitted to us as copies and the authenticity of the originals of such documents.

The Proposal

The Proposal, if adopted, would cause Office Depot to implement a bylaw requiring directors, *to the extent consistent with their fiduciary duties*, to reimburse successful director candidates in certain circumstances. The Proposal states:

> RESOLVED, that pursuant to section 109 of the Delaware General Corporation Law and Article IX of the bylaws of Office Depot, Inc. ("Office Depot"), stockholders of Office Depot hereby amend the bylaws to add the following Section 17 to Article III:
>
> "The Board of Directors shall, *consistent with its fiduciary duties*, cause the corporation to reimburse a stockholder or group of stockholders (together, the "Nominator") for reasonable expenses ("Expenses") incurred in connection with nominating one or more candidates in a contested election of Directors to the corporation's Board of Directors, including, without limitation, printing, mailing, legal, solicitation, travel, advertising and public relations expenses, so long as (a) the election of fewer than 50% of the Directors to be elected was contested in the election, (b) one or more candidates nominated by the Nominator are elected to the corporation's Board of Directors, (c) stockholders are not permitted to cumulate their votes for Directors, and (d) the election occurred, and the Expenses were incurred, after this bylaw's adoption. The amount paid to a Nominator under this bylaw in respect of a contested election shall not exceed the amount expended by the corporation in connection with such election."

(Emphasis supplied).

The Proposal is intended to facilitate groups of shareholders to nominate directors. Currently, board-sponsored nominees have an advantage in corporate elections because the board may authorize corporate funds to pay for their nomination expenses. Further, if there is a change in control of the company, then the new board can approve reimbursement of directors' nomination expenses. However, where less than a majority of directors are up for election, the newly elected directors may not have the votes to cause the Company to reimburse nomination expenses. *See CA, Inc. v. AFSCME*, 953 A.2d 227, 237 (Del. 2008) ("Generally, and under the current framework for electing directors in contested elections, only board-sponsored nominees for election are reimbursed for their election expenses. Dissident candidates are not, unless they succeed

in replacing at least a majority of the entire board."). The Proposed Bylaw is meant to level the playing field in such circumstances by requiring the Company, subject to the Board's fiduciary duties, to reimburse reasonable nominating expenses of successful director candidates where less than 50% of the board is up for reelection.

SUMMARY OF OPINION

The Proposed Bylaw, if adopted, would not cause the Company to violate Delaware law. Recently, the Delaware Supreme Court held that a shareholder-enacted bylaw requiring companies to reimburse reasonable election expenses would be permissible under Delaware law so long as the bylaw contained a provision that "reserves the directors' full power to discharge their fiduciary duties." *CA, Inc.*, 935 A.2d at 237 n.20. The Proposed Bylaw clearly has such a provision. It states: "The Board of Directors shall, ***consistent with its fiduciary duties***, cause the corporation to reimburse a stockholder or group of stockholders (together, the "Nominator") for reasonable expenses . . ." (emphasis added). Therefore, under the Proposed Bylaw, Office Depot's board (the "Board") would retain the power to refuse reimbursement of nomination expenses when so required by its fiduciary duties.

Office Depot and its Delaware Counsel do not dispute that a bylaw requiring "the Company to reimburse a proponent's proxy solicitation expenses 'subject to' the fiduciary duties of the Board" is entirely permissible under Delaware law. RLF Letter at 5; Office Depot Letter at 4 Rather, they construe the Proposed Bylaw contrary to its plain language. They argue:

> The Proposed Bylaw, instead of reserving to the Board the ability to determine not to reimburse a proponent's proxy solicitation expenses "in circumstances that a proper application of fiduciary principles could preclude," purports to provide the reimbursement in the circumstances provided by the Proposed Bylaw would be "consistent with" the fiduciary duties of the Board

RLF Letter at 5 (*quoting CA*, 953 A.2d at 240) (internal citations omitted); *see also* Office Depot Letter at 4.

This tortured construction should be given no weight. *See West Center City Neighborhood Ass'n, Inc.*, 2002 WL 1403322, at *3 (Del. Ch. 2002) ("[B]ylaws . . . must be given [their] plain and ordinary meaning."). The Proposed Bylaw, if enacted, would only require the Board to reimburse nomination expenses where such reimbursement was "consistent with its fiduciary duties." Therefore the Proposed Bylaw, if implemented, would not cause the Company to violate Delaware law.

ANALYSIS

I. The Recent Delaware Supreme Court Ruling, *AFSCME v. CA*, Supports the Legality of the Proposed Bylaw Under Delaware Law

In *CA*, AFSCME submitted a similar bylaw to be included in CA's proxy statement. *CA*, 953 A.2d at 229-30. CA requested no-action relief, claiming, *inter alia*, that it could exclude under the Proposal Rule 14a-8(i)(1) and (2). *Id.* In response to letters from CA and AFSCME, the SEC certified two questions to the Delaware Supreme Court[1] to determine (1) whether the bylaw was a proper subject for shareholder action under Delaware law and (2) whether the bylaw, if implemented, would cause the company to violate Delaware law.

In that case, the proposal, similar to the Proposal at issue here, provided for reasonable reimbursement of nomination expenses for successful director candidates if the following condition were met:

- "[T]he election of fewer than 50% of the directors to be elected is contested in the election;"
- "[O]ne or more candidates nominated by the Nominator are elected to the corporation's board of directors;" and
- "[S]tockholders are not permitted to cumulate their votes for directors."

However, unlike the Proposed Bylaw at issue here, *the proposal in CA did not provide that the board only must reimburse such nomination expenses where "consistent with its fiduciary duties."*

A. <u>In *AFSCME v. CA*, the Delaware Supreme Court Held Bylaws that Required Reimbursement of Reasonable Nomination Expenses were a Proper Subject for Shareholder Action</u>

In *CA*, the Delaware Supreme Court held that the bylaw at issue was a proper subject for shareholder action under Delaware. The court noted that DGCL § 109(b) enabled shareholders to enact bylaws "'relating to the . . . rights or powers of stockholders [and] directors. . .'" *Id.* at 235 (quoting Rule 109(b)). Construing this language, the Court held that defendants were mistaken in arguing that "*any* bylaw that in *any* respect might be viewed as limiting or restricting the power of the board automatically falls outside the scope of permissible bylaws." *Id.* (emphasis in original).

---

[1] Article IV, Section 11(8) of the Delaware Constitution was amended in 2007 to allow the Supreme Court to hear certified question of law from the Commission.

The Court held: "Bylaws, by their very nature, set down rules and procedures that bind a corporation's board and shareholders." *Id.* This decision was consistent with previous Delaware court opinions. *See e.g., Frantz Mfg. Co. v. EAC Industries,* 501 A.2d 401, 407 (Del. 1985) ("The power to make and amend the bylaws of a corporation has long been recognized as an inherent feature of the corporate structure.") (holding that a bylaw that required unanimous attendance and board approval for any board action was permissible under Delaware law)*; Hollinger Int'l.., Inc. v. Black,* 844 A.2d 1022, 1079 (Del. Ch. 2004), aff'd 872 A.2d 559 (Del. 2005) (Bylaws can "impose severe requirements on the conduct of a board" and may "pervasively and strictly regulate the process by which boards act" without running afoul of the DGCL.).

Further, the Court in *CA* defined the permissible scope of bylaws, holding: "It is well established under Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and proceedings by which those decisions are made." *CA*, 953 A.2d at 233. The Court held that the bylaw at issue in *CA* was procedural in nature because it regulated the process of nominating directors. *See id.* at 237.

The Court further held that shareholders had a "legitimate and protected interest" in regulating this nomination process:

> [T]he unadorned right to cast a ballot in a contest for [corporate] office ... is meaningless without the right to participate in selecting the contestants. As the nominating process circumscribes the range of choice to be made, it is a fundamental and outcome-determinative step in the election of officeholders. To allow for voting while maintaining a closed selection process thus renders the former an empty exercise."

Id. (internal quotations omitted); *see also Blasius Indus., Inc. v. Atlas Corp., 564 A.2d 651, 660 n.2 (Del. Ch. 1988)* ("Delaware courts have long exercised a most sensitive and protective regard for the free and effective exercise of voting rights."); *Unitrin, Inc. v. American General Corp.*, 651 A.2d 1361, 1378 (Del. 1995) ("This Court has been and remains assiduous in its concern about defensive actions designed to thwart the essence of corporate democracy by disenfranchising shareholders."). Thus, the Court held that the proposed bylaw in *CA* was a proper subject for shareholder action under Delaware law.

B. <u>The Delaware Supreme Court Held that the Bylaw at Issue in *AFSCME v. CA* Would Cause the Company To Violate Delaware Law *Only Because It Could, In Theory, Require Reimbursement When To Do So Would Be Inconsistent With The Directors' Fiduciary Duties*</u>

The Court, however, held that the bylaw at issue in *CA* would cause the Company to violate Delaware law because "it mandate[d] reimbursement of election expenses in

circumstances that a proper application of fiduciary principles could preclude." *Id.* at 240.[2] The Court recognized that there were circumstances where the board could not, consistent with its fiduciary duties, authorize the corporation to reimburse election expenses of director candidates. *See id.* at 240 ("[I]n a situation where the proxy contest is motivated by personal or petty concerns, or to promote interests that do not further, or are adverse to, those of the corporation, the board's fiduciary duty could compel that reimbursement be denied altogether.").[3] The Court held the Proposal would cause the Company to violate Delaware law because it would require reimbursement of nomination expenses in instances where Delaware law did not permit reimbursement. *Id.*

However, the Court provided a roadmap for a company to legally adopt a bylaw concerning reimbursement of nomination expenses. It held that such a bylaw would be permissible where it "contain[ed] a provision that reserves the directors' full power to discharge their fiduciary duties." *Id.* at 237 n.20. The Proposed Bylaw has such a "fiduciary out," and, therefore, would not cause the Company to violate Delaware law if enacted.

II. The Proposed Bylaw Remedies the Defects to the Nomination Reimbursement Bylaw Considered by the Delaware Supreme Court in *AFSCME v. CA*

The Proposed Bylaw states that the Board only must reimburse nomination expenses where "consistent with its fiduciary duties." Office Depot mistakenly construes the Proposed Bylaw in a manner inconsistent with its plain meaning in arguing that the Proposed Bylaw "purport[s] to define the fiduciary duties" of the Board. This interpretation of the Proposed Bylaw should be given no weight under Delaware law.

---

[2] For purposes of the proposed bylaw submitted by AFSCME and at issue here, it is undisputed between the parties in this case that bylaws may not interfere with the board's ability to exercise its power to discharge its fiduciary duties. RLF's citation to AFSCME's counsel's representations in *CA* concerning the power of bylaws to restrict director power is, therefore, entirely irrelevant. *See* RLF Letter at 5. The proposed bylaw submitted by AFSCME and at issue here is entirely consistent with the Delaware Supreme Court's decision in *CA*. The arguments advanced by AFSCME's counsel in the context of the *CA* litigation were defending the particular bylaw proposal that was at issue in that case and which, the Supreme Court noted, did not have any "fiduciary out" language that exists in the proposed bylaw here.

[3] This holding was in accord with previous case law that held that directors may reimburse election expenses to promote a particular corporate policy, but not when election expenses were incurred for purely personal reasons. *See, e.g., Hibbert v. Hollywood Park, Inc.*, 457 A.2d 339, 345 (Del. 1983) ("The proxy contest, though couched in terms of election to the board, was actually one involving substantive differences about corporation policy. Plaintiffs, therefore, had an equitable and legal right to recover from the corporation their reasonable expenses resulting from the proxy contest."); *Hall v. Trans-Lux Daylight Picture Screen Corp.*, 171 A. 226, 229 (Del. Ch. 1934) ("[I]f all that is at stake is the ambition of the "ins" to stay in, the corporation should not be called upon to pay for the expense of their campaign to persuade the voting stockholders to rally to their support.").

See Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 928 (Del. 1990) ("Corporate charters and by-laws are contracts among the shareholders of a corporation and the general rules of contract interpretation are held to apply."); *AT&T Corp. v. Lillis*, 953 A.2d 241, 252 (Del. 2008) ("Clear and unambiguous language ... should be given its ordinary and usual meaning. Absent some ambiguity, Delaware courts will not destroy or twist [contract] language under the guise of construing it." (internal citations and quotations omitted)). The language of the Proposed Bylaw is clear and unambiguous. It states: "The Board of Directors shall, *consistent with its fiduciary duties*, cause the corporation to reimburse a stockholder or group of stockholders (together, the "Nominator") for reasonable expenses ..." Indeed, Delaware courts have used a similar construction when stating that a Board's power to act is constrained by its fiduciary duties to shareholders. *See Jackson Nat. Life Ins. Co. v. Kennedy*, 741 A.2d 377, 386 (Del. Ch. 1999) ("A corporation's directors are fiduciaries for the [p]referred stockholders, whose interests they have a duty to safeguard, *consistent with the fiduciary* duties owed by those directors to [the corporation's] other shareholders and to [the corporation] itself." (emphasis added)). Therefore, if the Proposed Bylaw were enacted, the Board would retain the power to refuse reimbursement of nomination expenses where its fiduciary duties so require.

CONCLUSION

Based upon the foregoing, the Proposed Bylaw, if adopted and implemented, would not cause the Company to violate Delaware law. Accordingly, we do not believe that there is any basis for Office Depot to exclude the Proposal from its Proxy Statement under Rule 14a-8(i)(2).

Sincerely,

GRANT & EISENHOFER, P.A.

Office DEPOT.

January 23, 2009

VIA EMAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Office Depot, Inc. - Request Under Rule 14a-8 to Exclude Stockholder Proposal

Ladies and Gentlemen:

On behalf of Office Depot, Inc., a Delaware corporation (the "***Company***"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "***Exchange Act***"), as amended, I am writing to respectfully request that the Staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") concur with the Company's view that, for the reasons stated below, the stockholder proposal (the "***Proposal***") and the statement in support thereof (the "***Supporting Statement***") submitted by AFSCME Employees Pension Plan (the "***Proponent***" or "***AFSCME***"), and received by the Company on November 21, 2008, may properly be omitted from the Company's proxy materials (the "***Proxy Materials***") to be distributed by the Company in connection with its 2009 annual meeting of stockholders (the "***2009 Meeting***").

The Proposal and the Supporting Statement may properly be excluded from the Proxy Materials pursuant to:

1. Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law;

2. Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading; and

3. Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

Pursuant to Rule 14a-8(j) under the Exchange Act, I am enclosing the following:

A. This letter; and

B. The Proposal and the Supporting Statement submitted by the Proponent, attached hereto as Exhibit A.

C. Opinion Letter from the Company's special Delaware counsel, Richards, Layton & Finger, P.A. attached hereto as Exhibit B.

This request is being submitted electronically pursuant to guidance found in Staff Legal Bulletin No. 14D. Accordingly, I am not enclosing the additional six copies ordinarily required by Rule 14a-8(j). In accordance with Rule 14a-8(j), a copy of this submission is being sent via electronic mail simultaneously to the Proponent.

This letter is being filed with the Staff less than 80 calendar days before the Company intends to file its definitive Proxy Materials for the 2009 Meeting with the Commission. As further described below, the Company requests waiver of the 80-day requirement of Rule 14a-8(j) for good cause. The Company anticipates that the Proxy Materials and form of proxy will be finalized for printing on or about March1, 2009. Accordingly, we would appreciate it greatly if the Staff could review and respond to this no-action request by February 20, 2009.

I understand that the Staff has confirmed that Rule 14a-8(k) requires proponents to provide companies a copy of any correspondence that the proponents submit to the Commission or the Staff. Accordingly, we are taking this opportunity to notify the Proponent that if it elects to submit additional correspondence to the Commission or the Staff, copies of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal is in the form of a mandatory amendment to the Company's bylaws (the "***Bylaws***") that, if approved by the Company's stockholders at the 2009 Meeting, would require Company's board of directors (the "***Board***") to provide for reimbursement of all proxy solicitation expenses meeting the criteria set forth in the Proposed Bylaw. Specifically, the Proposal proposes the following change to the Bylaws (the "***Proposed Bylaw***"):

> RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law and Article IX of the bylaws of Office Depot, Inc. ("Office Depot"), stockholders of Office Depot hereby amend the bylaws to add the following Section 17 to Article III:
>
> "The Board of Directors shall, consistent with its fiduciary duties, cause the corporation to reimburse a stockholder or group of stockholders (together, the "Nominator") for reasonable expenses ("Expenses") incurred in connection with nominating one or more candidates in a contested election of Directors to the corporation's Board of Directors, including, without limitation, printing, mailing, legal, solicitation, travel, advertising and public relations expenses, so long as (a) the election of fewer than 50% of the Directors to be elected was contested in the election, (b) one or more candidates nominated by the Nominator are elected to the corporation's Board of Directors, (c) stockholders are not permitted to

cumulate their votes for Directors, and (d) the election occurred, and the Expenses were incurred, after this bylaw's adoption. The amount paid to a Nominator under this bylaw in respect of a contested election shall not exceed the amount expended by the corporation in connection with such election."

ANALYSIS

The Proposed Bylaw is in the form of a mandatory amendment to the Bylaws requiring the Board to provide for reimbursement of all proxy solicitation expenses meeting the criteria set forth in the Proposed Bylaw.

I. The Proposal, If Implemented, Could Violate State Law

The primary issue in the instant matter is one of drawing the boundary between the authority of the Board, on the one hand, and the stockholders, on the other, under the General Corporation Law of the State of Delaware (the "***DGCL***"). As the Staff is aware, the difficulty of pinpointing where a proposal falls on this spectrum of sometimes overlapping authority is sometimes exacerbated by the absence of clear state law precedent demarcating this boundary.

Rule 14a-8(i)(2) permits a corporation to exclude a stockholder proposal from the proxy statement if the proposal is one that, if implemented, would cause a company to violate any state law to which it is subject. The Company is incorporated under the laws of the State of Delaware. For the reasons set forth below and in the legal opinion regarding the DGCL from Richards, Layton & Finger, P.A., special Delaware counsel to the Company ("***RLF***"), attached hereto as Exhibit B (the "***RLF Opinion***"), the Proposal, if implemented by the Company, would violate the DGCL. Accordingly, the Proposal is excludable under Rule 14a-8(i)(2).

As noted in the RLF Opinion, stockholders of a Delaware corporation have the power to amend the bylaws, subject to the provisions of DGCL Section 109(b), which provides in pertinent part that the "bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation." Accordingly, the key in the instant matter is whether the Proposed Bylaw satisfies this requirements.

The RLF Opinion reviews the proceedings of a recent Delaware case regarding a nearly identical[1] Proposal (the "***CA Proposal***") that was submitted to CA, Inc. ("***CA***") by AFSCME.

[1] The CA Proposal, submitted by AFSCME in 2008, read as follows:

RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law and Article IX of the bylaws of CA, Inc., stockholders of CA hereby amend the bylaws to add the following Section 14 to Article II:

"The board of directors shall cause the corporation to reimburse a stockholder or group of stockholders (together, the "Nominator") for reasonable expenses ("Expenses") incurred in connection with nominating one or more candidates in a contested election of directors to the corporation's board of

CA, Inc. v. AFSCME Emples. Pension Plan, 953 A.2d 227 (Del. 2008). CA submitted a no-action request letter to the Commission requesting the CA be allowed to exclude the CA Proposal and submitted an opinion from RLF as special Delaware counsel to CA. AFSCME responded with an opinion from its own special Delaware counsel, asserting that CA could not exclude the CA Proposal. The Commission formally certified two issues to the Delaware Supreme Court for guidance: (1) was the CA Proposal a proper subject for action by stockholders as a matter of Delaware law? and (2) would the CA Proposal, if adopted, cause CA to violate any Delaware law to which it was subject? *Id.* at 231.

The Court answered the first question in the affirmative and then considered any possible circumstance under which the CA Proposal, if adopted, would violate Delaware law. The Court noted that at least one such circumstance existed. The Court then found that requiring CA's board of directors to reimburse election expenses in such a situation would violate Delaware law, as the board's fiduciary duties would compel that reimbursement be denied. *Id.* at 240. The Court concluded that the CA Proposal, as drafted, "would violate the prohibition, which our decisions have derived from Section 141(a) against contractual arrangements that commit the board of directors to a course of action that would preclude them from fully discharging their fiduciary duties to the corporation and its shareholders." *Id.* at 238. In reaching its decision, the Court relied on its prior holdings where it had invalidated contracts that would require a board to act or not act in a fashion that would limit the exercise of its fiduciary duties. As explained in the RLF Opinion, the Court was convinced that the CA Proposal "would prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would otherwise require them to deny reimbursement to a dissident slate." *CA*, 953 A.2d at 239. Accordingly, since the CA Proposal did not include any language that "would reserve to CA's directors their full power to exercise their fiduciary duty to decide whether or not it would be appropriate, in a specific case, to award reimbursement at all," the Court concluded that the CA Proposal violated Delaware law. *Id.* at 240.

RLF explains that like the CA Proposal, the Proposed Bylaw is also defective, because it limits the Board's exercise of fiduciary duties. The addition of the phrase "consistent with its fiduciary duties" between the word "shall" and the word "cause" does not cure the problem identified by the Delaware Supreme Court in *CA*. According to RLF, the infirmity in the Proposed Bylaw is that, rather than making the requirement that the Board "cause" the Company to reimburse a Proponent's expenses "subject to" the fiduciary duties of the Board, as required by the CA decision, the Proposed Bylaw <u>defines</u> the Board's fiduciary duties, by stating that reimbursement in the circumstances described in the Proposed Bylaw would be "consistent with its fiduciary

---

directors, including, without limitation, printing, mailing, legal, solicitation, travel, advertising and public relations expenses, so long as (a) the election of fewer than 50% of the directors to be elected is contested in the election, (b) one or more candidates nominated by the Nominator are elected to the corporation's board of directors, (c) stockholders are not permitted to cumulate their votes for directors, and (d) the election occurred, and the Expenses were incurred, after this bylaw's adoption. The amount paid to a Nominator under this bylaw in respect of a contested election shall not exceed the amount expended by the corporation in connection with such election."

duties." Thus, the Proposed Bylaw impermissibly constrains the Board's exercise of its fiduciary duties. RLF concludes that that the Proposed Bylaw defines the Board's fiduciary duties in a manner that is inconsistent with Delaware law.

In light of the case law and the conclusions discussed above and in the RLF Opinion, the Company could not lawfully implement the Proposed Bylaw, because it could improperly prevent the Board from fully exercising their fiduciary duties. Accordingly, the Company believes the Proposal can be excluded from its Proxy Material for the 2009 Meeting pursuant to Rule 14a-8(i)(2).

II. The Proposal May Be Excluded Because It Is Impermissibly Vague and Indefinite, So As To Be Inherently Misleading

Rule 14a-8(i)(3) provides that a company may exclude, from its proxy materials, a shareholder proposal if that proposal or supporting statement is "contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Because the Proposal contains unclear and ambiguous language regarding how the Proposal would operate, the Proposal is impermissibly vague and indefinite so as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See* Staff Legal Bulletin No. 14B (September 15, 2004). In this regard, the Staff permitted the exclusion of a variety of shareholder proposals, including proposals requesting amendments to a company's charter or bylaws. *See* Alaska Air Group Inc. (April 11, 2007) (excluding a proposal that requested the board to "amend the company's governance documents (certificate of incorporation and or [sic] bylaws) to assert, affirm, and define the rights of owners of the company to set the standards of corporate governance" under Rule 14a-8(i)(3) since it was vague and indefinite) and Peoples Energy Corp. (November 23, 2004) (agreeing that a proposal to amend the company's articles of incorporation and bylaws to provide that officers and directors shall not be indemnified from liability for acts or omissions involving gross negligence or "reckless neglect" was excludable because it was vague and indefinite).

Moreover, the Staff has on numerous occasions concurred that a proposal was sufficiently misleading so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by stockholders voting on the proposal." Fuqua Industries, Inc. (March 12, 1991) and Occidental Petroleum Corp. (February 11, 1991) (excluding a proposal because the Staff agreed with the company that the proposal may be misleading "because any action(s) ultimately taken by the [c]ompany upon implementation of this proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal."). *See also*, Bank of America Corp. (June 18, 2007).

The Proposal is vague and indefinite because the Proposal's operative text is subject to varying interpretations, thereby making it "impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail." *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961). *See also, New York City Employees' Retirement System v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992) ("Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote") and Capital One Financial Corp. (February 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against").

Under the DGCL, the Board can reimburse a proponent of a successful proxy contest if it determines that the reimbursement is in the best interests of all stockholders and that the amounts reimbursed are reasonable. In contrast, the Proposed Bylaw makes the reimbursement of proxy contest expenses mandatory and requires that all the stockholders of the Company bear the costs incurred by any individual stockholder who seeks to elect candidates of its own choosing to the Board. As a result, the Proposed Bylaw creates a reimbursement right for successful contested elections that is much more favorable to dissident stockholders or groups than the rights provided by the DGCL. The Proposed Bylaw and the Supporting Statement fail to explain that the DGCL does not require mandatory reimbursement of proxy contest expenses as provided for in the Proposed Bylaw, however. The Proposal also does not address the issue of reimbursement proportionate to success and reasonableness of an amount that is not overly burdensome to stockholders. It is likely that the Company and the stockholders may interpret the Proposal consistent with the standard under the DGCL, assuming that the Board had such discretion provided under the DGCL, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different than the actions envisioned by the stockholders voting on the proposal." Fuqua Industries, Inc. (March 12, 1991).

The Proposal is also "vague and indefinite" since it does not provide sufficient details about the impact its approval may have on the Company. The stated purpose of the Proposal is to encourage proxy contests. Requiring all of the stockholders to subsidize the solicitation expenses of opposition candidates for the Board is very likely to encourage contested elections that would serve no purpose other than to distract management and waste Company assets. The costs of a contest for a seat on any public company's board can reach six or even seven figures when the costs of printing and mailing a proxy statement are added to advertising expenses and legal fees. In addition, the mandatory nature of the Proposal could encourage frivolous spending by stockholder nominees, resulting in excessive payout by the Company. Based upon the Proposal and the Supporting Statement, the stockholders are not likely to understand that such a procedure would work to the detriment of stockholders by requiring the payment of corporate assets to board candidates that have been rejected by a majority of the shareholders.

The Board is unique in its role of designating director candidates because its discretion is limited by its fiduciary duties to the Company and its stockholders. The Proposed Bylaw does not explain that stockholders may nominate director candidates for self-serving reasons, while the Board may not. Hence, the adoption of the Proposal could require the Company to fund a proxy contest even where those instigating the contest are seeking to advance a special cause or to gain a voice on the Board to advocate the goals of a particular constituency. In fact, it is likely that the phrase "consistent with its fiduciary duties" may create confusion on the part of stockholders by leading them to believe that reimbursement in the circumstances described in the Proposed Bylaw would be consistent with the Board's fiduciary duties under the DGCL. The Supporting Statement can also be subject to different interpretations since it cites the "scarcity" of "short slate" election contests, but does not explain what they are and how "short slate" election contests might benefit stockholders.

As explained above, the Proposal's language is subject to varying interpretations such that the Company and its stockholders would not be able to determine how to interpret the Proposal if it was included in the Proxy Materials for the 2009 Meeting. Thus, the Proposal is similar to other proposals that the Staff has concurred were excludable as vague and indefinite for purposes of Rule 14a-8(i)(3) because they were subject to varying interpretations. *See, e.g.*, Alaska Air Group Inc. (April 11, 2007) (excluding a proposal that requested the board to "amend the company's governance documents (certificate of incorporation and or [sic] bylaws) to assert, affirm, and define the rights of owners of the company to set the standards of corporate governance" under Rule 14a-8(i)(3) since it was vague and indefinite); International Business Machines Corp. (February 2, 2005) (excluding a proposal that "the officers and directors responsible for 'a certain event have their' pay reduced to the level prevailing in 1993" under Rule 14a-8(i)(3) because it was subject to numerous interpretations); Bank Mutual Corp. (avail. Jan. 11, 2005) (allowing the company to exclude a proposal asking that "mandatory retirement age be established for all directors upon attaining the age of 72 years" since the proposal was subject to multiple interpretations and, thus, excludable as vague and indefinite); Peoples Energy Corp. (November 23, 2004) (agreeing that a proposal to amend the company's articles of incorporation and bylaws to provide that officers and directors shall not be indemnified from liability for acts or omissions involving gross negligence or "reckless neglect" was excludable because it was vague and indefinite); and Puget Energy, Inc. (March 7, 2002) (allowing the company to exclude a proposal that requested the board to "implement a policy of improved corporate governance" under Rule 14a-8(i)(3)). Similarly, the Proposal and the Supporting Statement are vague and indefinite because the uncertainty regarding what constitutes compliance with the Proposal makes it inevitable that stockholders would not know what they were voting upon.

Accordingly, the Company believes that as a result of the vague and indefinite nature of the Proposal and the Supporting Statement, they are impermissibly misleading and, thus, excludable from the Company's Proxy Materials for the 2009 Meeting pursuant to Rule 14a-8(i)(3).

III. The Company Lacks The Power And Authority To Implement The Proposal

Rule 14a-8(i)(6) provides that a company may omit a shareholder proposal, and any statement in support thereof, from its proxy statement and form of proxy "[i]f the company would lack the power or authority to implement the proposal." The Company believes that the Proposal is excludable under Rule 14a-8(i)(6) because, as discussed above, if the Company were to adopt the Proposed Bylaw in the manner described in the Proposal, the Proposed Bylaw would be invalid under the DGCL. Accordingly, the Company believes that it lacks the power and authority to implement the Proposal pursuant to Rule 14a-8(i)(6).

Rule 14a-8(j) requires a company to file its reason for excluding a proposal from its proxy statement no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j) does allow a company to submit its reason after 80 calendar days upon its demonstration of "good cause." The Company believes that the Proponent will not be prejudiced or harmed by the waiver since the Proponent and the Company had engaged in several telephonic discussions regarding the Proponent's Proposal. Therefore, the Proponent should be aware of the Company's position with respect to the Proposal. The Company hopes that the Staff will not be unduly burdened by this request. Because of the facts described above, the Company respectfully requests a waiver of the 80-day requirement.

The Company anticipates that the Proxy Materials and form of proxy will be finalized for printing on or about March 1, 2009. Accordingly, we would appreciate it greatly if the Staff could review and respond to this no-action request by February 20, 2009.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal and the Supporting Statement from its Proxy Materials for the 2009 Meeting. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only. If the Staff has any questions or comments regarding the foregoing, please contact me at (561) 438-8708.

Sincerely,

OFFICE DEPOT, INC.

Christopher K. Davies, Esq.
Senior Securities Counsel

Enclosures

cc: Gerald W. McEntee, AFSCME
Neil R. Austrian, Lead Independent Director and
Chairman, Corporate Governance and Nominating Committee
Steve Odland, Chairman and CEO
Elisa D. Garcia C., Executive Vice President, General Counsel and Corporate Secretary

<u>Exhibit A</u>

Shareholder Proposal

RESOLVED, that pursuant to section 109 of the Delaware General Corporation Law and Article IX of the bylaws of Office Depot, Inc. ("Office Depot"), stockholders of Office Depot hereby amend the bylaws to add the following Section 17 to Article III:

"The Board of Directors shall, consistent with its fiduciary duties, cause the corporation to reimburse a stockholder or group of stockholders (together, the "Nominator") for reasonable expenses ("Expenses") incurred in connection with nominating one or more candidates in a contested election of Directors to the corporation's Board of Directors, including, without limitation, printing, mailing, legal, solicitation, travel, advertising and public relations expenses, so long as (a) the election of fewer than 50% of the Directors to be elected was contested in the election, (b) one or more candidates nominated by the Nominator are elected to the corporation's Board of Directors, (c) stockholders are not permitted to cumulate their votes for Directors, and (d) the election occurred, and the Expenses were incurred, after this bylaw's adoption. The amount paid to a Nominator under this bylaw in respect of a contested election shall not exceed the amount expended by the corporation in connection with such election."

SUPPORTING STATEMENT

In our opinion, the power of stockholders to elect directors is the most important mechanism for ensuring that corporations are managed in stockholders' interests. Some corporate law scholars posit that this power is supposed to act as a safety valve that justifies giving the board substantial discretion to manage the corporation's business and affairs.

The safety valve is ineffective, however, unless there is a meaningful threat of director replacement. We do not believe such a threat currently exists at most U.S. public companies, including Office Depot. Harvard Law School professor Lucian Bebchuk has estimated that there were only about 80 contested elections at U.S. public companies from 1996 through 2002 that did not seek to change control of the corporation.

The unavailability of reimbursement for director election campaign expenses for so-called "short slates"—slates of director candidates that would not comprise a majority of the board, if elected—contributes to the scarcity of such contests. (Because the board approves payment of such expenses, as a practical matter they are reimbursed only when a majority of directors have been elected in a contest.) The proposed bylaw would provide reimbursement for reasonable expenses incurred in successful short slate efforts--but not contests aimed at changing control by ousting a majority or more of the board—with success defined as the election of at least one member of the short slate.

The bylaw would also cap reimbursable expenses at the amount expended by the company on the contested election. We believe that the amount spent by a dissident stockholder or group will rarely exceed the amount spent by the company, but the cap ensures that the availability of reimbursement does not create an incentive for wasteful spending.

We urge stockholders to vote for this proposal.

Exhibit B

Opinion Letter

January 21, 2009

Office Depot Inc.
2200 Old Germantown Road
Delray Beach, Florida 33445

Re: Bylaw Amendment Proposal Submitted By AFSCME

Ladies and Gentlemen:

We have acted as special Delaware counsel to Office Depot, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Gerald W. McEntee on behalf of the AFSCME Employees Pension Plan (the "Proponent") that the Proponent intends to present at the Company's 2009 annual meeting of stockholders (the "2009 Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on May 18, 1995, as amended by the Certificate of Amendment of Restated Certificate of Incorporation, as filed with the Secretary of State on August 27, 1998 (jointly, the "Certificate of Incorporation");

(ii) the Amended and Restated Bylaws of the Company (the "Bylaws"); and

(iii) the Proposal and its supporting statement.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have

One Rodney Square ■ 920 North King Street ■ Wilmington, DE 19801 ■ Phone: 302-651-7700 ■ Fax: 302-651-7701

www.rlf.com

conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal proposes to amend the Bylaws to read as follows (the "Proposed Bylaw"):

> RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law and Article IX of the bylaws of Office Depot, Inc. ("Office Depot"), stockholders of Office Depot hereby amend the bylaws to add the following Section 17 to Article III:
>
> "The Board of Directors shall, consistent with its fiduciary duties, cause the corporation to reimburse a stockholder or group of stockholders (together, the "Nominator") for reasonable expenses ("Expenses") incurred in connection with nominating one or more candidates in a contested election of Directors to the corporation's Board of Directors, including, without limitation, printing, mailing, legal, solicitation, travel, advertising and public relations expenses, so long as (a) the election of fewer than 50% of the Directors to be elected was contested in the election, (b) one or more candidates nominated by the Nominator are elected to the corporation's Board of Directors, (c) stockholders are not permitted to cumulate their votes for Directors, and (d) the election occurred, and the Expenses were incurred, after this bylaw's adoption. The amount paid to a Nominator under this bylaw in respect of a contested election shall not exceed the amount expended by the corporation in connection with such election."

DISCUSSION

You have asked our opinion as to whether the Proposal, if implemented by the Company, would violate the General Corporation Law. For the reasons set forth below, in our opinion the Proposal, if implemented by the Company, would violate the General Corporation Law.

As a general matter, the stockholders of a Delaware corporation have the power to amend the bylaws. This power, however, is not unlimited and is subject to the express limitations set forth in Section 109(b) of the General Corporation Law, which provides:

> The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.

8 Del. C. § 109(b) (emphasis added). We turn, therefore, to consideration of whether the Proposed Bylaw is "inconsistent with law or with the certificate of incorporation."

THE PROPOSED BYLAW VIOLATES THE GENERAL CORPORATION LAW.

The Proposed Bylaw, if adopted, would require that the Board of Directors of the Company (the "Board") relinquish its power to determine what expenses should and should not be reimbursed to stockholders, instead requiring that the Board reimburse all proxy solicitation expenses that meet the criteria set forth in the Proposed Bylaw.

The Delaware Supreme Court recently addressed the question of whether a stockholder proposal (the "CA Proposal") submitted to CA, Inc. ("CA"), which was nearly identical to the Proposal[1], violated the General Corporation Law. CA, Inc. v. AFSCME Emples. Pension Plan, 953 A.2d 227 (Del. 2008). The CA proceeding arose from a certification by the United States Securities & Exchange Commission (the "SEC") to the Delaware Supreme Court of two questions of law: (1) was the CA Proposal a proper subject for action by stockholders as a matter of Delaware law? and (2) would the CA Proposal, if adopted, cause CA to violate any Delaware law to which it was subject? Id. at 231. The Court answered the first question in the affirmative. In order to answer the second question, the Court considered any possible circumstance under which the CA Proposal, if adopted, would violate Delaware law and found that at least one such circumstance existed. As an example of such a circumstance, the Court hypothesized a situation in which a stockholder group affiliated with a competitor of CA could cause the election of a minority slate of candidates committed to using their director positions to

[1] The CA Proposal, submitted by AFSCME in 2008, read as follows:

RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law and Article IX of the bylaws of CA, Inc., stockholders of CA hereby amend the bylaws to add the following Section 14 to Article II:

"The board of directors shall cause the corporation to reimburse a stockholder or group of stockholders (together, the "Nominator") for reasonable expenses ("Expenses") incurred in connection with nominating one or more candidates in a contested election of directors to the corporation's board of directors, including, without limitation, printing, mailing, legal, solicitation, travel, advertising and public relations expenses, so long as (a) the election of fewer than 50% of the directors to be elected is contested in the election, (b) one or more candidates nominated by the Nominator are elected to the corporation's board of directors, (c) stockholders are not permitted to cumulate their votes for directors, and (d) the election occurred, and the Expenses were incurred, after this bylaw's adoption. The amount paid to a Nominator under this bylaw in respect of a contested election shall not exceed the amount expended by the corporation in connection with such election."

obtain and communicate proprietary strategic information to the competitor. Id. at 239 fn 34. The Court found that requiring CA's board of directors to reimburse proxy solicitation expenses in such a situation would violate Delaware law, as the board's fiduciary duties would compel that reimbursement be denied. Id. at 240.

The Court concluded that the CA Proposal, as drafted, "would violate the prohibition, which our decisions have derived from Section 141(a) against contractual arrangements that commit the board of directors to a course of action that would preclude them from fully discharging their fiduciary duties to the corporation and its shareholders." Id. at 238. In so concluding, the Court relied on its holdings in other cases in which contractual arrangements purported to require a board of directors to act, or refrain from acting, in a manner that would limit the exercise of their fiduciary duties. As the court held in Paramount Commc'ns Inc. v. QVC Network Inc.:

> To the extent that a contract, or a provision thereof, purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable.

637 A.2d 34, 51 (Del. 1993); see also Quickturn Design Sys. v. Shapiro, 721 A.2d 1281, 1290-92 (Del. 1998) (invalidating board's "no hand" poison pill that prevented future directors from redeeming the pill). Similarly, in Paramount Commc'ns, Inc. v. Time, Inc, the Court determined that Time's board of directors properly enacted defensive measures to thwart a tender offer launched by Paramount—even though that merger may have been attractive to a majority of Time's stockholders:

> Paramount argues that, assuming its tender offer posed a threat, Time's response was unreasonable in precluding Time's shareholders from accepting the tender offer or receiving a control premium in the immediately foreseeable future. Once again, the contention stems, we believe, from a fundamental misunderstanding of where the power of corporate governance lies. Delaware law confers the management of the corporate enterprise to the stockholders' duly elected board representatives. 8 Del. C. § 141(a). The fiduciary duty to manage a corporate enterprise includes the selection of a time frame for achievement of corporate goals. That duty may not be delegated to the stockholders.

571 A.2d at 1154 (emphasis added); see also Omnicare, Inc. v. NCS Healthcare, Inc., 818 A.2d 914, 937 (Del. 2003) (holding that an agreement to submit a merger for stockholder vote was unenforceable, because agreement prevented board from exercising its fiduciary duties owed to minority stockholders).

In CA, the Court concluded that the CA Proposal "would prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would otherwise require them to deny reimbursement to a dissident slate." CA, 953 A.2d at 239.

Because the CA Proposal contained no language that "would reserve to CA's directors their full power to exercise their fiduciary duty to decide whether or not it would be appropriate, in a specific case, to award reimbursement at all," the Court concluded that the CA Proposal violated Delaware law. Id. at 240.

Like the CA Proposal, the Proposed Bylaw mandates reimbursement of proxy solicitation expenses and, if adopted, would limit the Board's exercise of its fiduciary duties. The only difference between the Proposed Bylaw and the bylaw found by the Delaware Supreme Court to violate Delaware law is the addition of the phrase "consistent with its fiduciary duties" between the word "shall" and the word "cause". Rather than making the requirement that the Board "cause" the Company to reimburse a proponent's proxy solicitation expenses "subject to" the fiduciary duties of the Board, as required by the CA decision, the Proposed Bylaw defines the Board's fiduciary duties by stating that reimbursement in the circumstances described in the Proposed Bylaw would be "consistent with its fiduciary duties." The Proposed Bylaw, instead of reserving to the Board the ability to determine not to reimburse a proponent's proxy solicitation expenses "in circumstances that a proper application of fiduciary principles could preclude," id., purports to provide that reimbursement in the circumstances provided by the Proposed Bylaw would be "consistent with" the fiduciary duties of the Board. The Proposed Bylaw thus attempts to circumvent the fiduciary duty analysis required by the Delaware Supreme Court in the CA opinion by purporting to define the fiduciary duties.

In CA, AFSCME argued in its brief and at oral argument that "if a corporation has a bylaw requiring the mandatory reimbursement of proxy expenses, the directors would not be called upon to exercise any discretion on the payment" and, thus, would not be required to make any decision which would involve the exercise of their fiduciary obligations. Brief of Appellee at 34-35, CA, 953 A.2d 227 (No. 329, 2008); Transcript of Oral Argument at 27-36, CA, 953 A.2d 227 (No. 329, 2008). In its opinion, the Court rejected AFSCME's argument, finding that the argument "concedes the very proposition that renders the Bylaw, as written, invalid: the Bylaw mandates reimbursement of election expenses in circumstances that a proper application of fiduciary principles could exclude." CA, 953 A.2d at 239-40. Likewise, in defining the Board's fiduciary duties and eliminating the Board's ability to exercise its discretion with respect to the reimbursement of proxy solicitation expenses, the Proposed Bylaw impermissibly constrains the Board's exercise of its fiduciary obligations.

Additionally, the Proposed Bylaw attempts to define the Board's fiduciary duties in a manner that is inconsistent with Delaware law. Pursuant to the Proposed Bylaw, reimbursement of proxy solicitation expenses that meet the criteria set forth in the Proposed Bylaw would always be deemed to be consistent with the Board's fiduciary duties. It is settled law that "a board may expend corporate funds to reimburse proxy expenses 'where the controversy is concerned with a question of policy as distinguished from personnel o[r] management.'" Id. (quoting Hall v. Trans-Lux Daylight Picture Screen Corp., 171 A. 226, 227 (Del. Ch. 1934). Where courts have either upheld or declined to enjoin the use of corporate funds for proxy solicitation expenses, the record pointed to clear disagreements between competing slates of director candidates over concrete policy issues, such as whether the corporation should approve a merger with another company (see Empire S. Gas. Co. v. Gray, 46

A.2d 741,745 (Del. Ch. 1946)), pursue a plan of liquidation based on the terms offered by management (see Hand v. Missouri-Kansas Pipe Line Co., 54 F. Supp. 649, 650 (D. Del. 1944)), change its existing policy on paying dividends to stockholders (see Levin v. Metro-Goldwyn-Mayer, Inc., 264 F. Supp. 793, 802 n.7) (S.D.N.Y. 1967), continue maintaining a suite of offices in a specific location (see Gray, 46 A.2d at 745) and hire full-time management and change the role of the director audit committee (see Hibbert v. Hollywood Park, Inc., 457 A.2d 339, 340 (Del. 1982); compare Essential Enters Corp. v. Doresey Corp, 1960 WL 56156, at *2 (Del. Ch. Dec. 15, 1960) (ordering former directors to repay the corporation for proxy solicitation expenses incurred to advance the "purely personal purpose" of those directors).

Under the Proposed Bylaw, as with the CA Proposal, the Board would not be able to exercise its judgment in distinguishing which proxy contests involve substantive differences of corporate policy, and are thus deserving of reimbursement, and those which involve personal disagreements or disputes, where "the board's fiduciary duty could compel that reimbursement be denied altogether." CA, 953 A.2d at 240. In defining the reimbursement of stockholder expenses which meet the criteria set forth in the Proposed Bylaw as "consistent with" the Board's fiduciary duties, the Proposal prevents the Board from exercising its discretion to deny reimbursement.

CONCLUSION

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposed Bylaw, if adopted, would violate Delaware law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC and the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/PHS

Office DEPOT.

January 23, 2009

VIA EMAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Office Depot, Inc. - Request Under Rule 14a-8 to Exclude Stockholder Proposal

Ladies and Gentlemen:

On behalf of Office Depot, Inc., a Delaware corporation (the "***Company***"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "***Exchange Act***"), as amended, I am writing to respectfully request that the Staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") concur with the Company's view that, for the reasons stated below, the stockholder proposal (the "***Proposal***") and the statement in support thereof (the "***Supporting Statement***") submitted by AFSCME Employees Pension Plan (the "***Proponent***" or "***AFSCME***"), and received by the Company on November 21, 2008, may properly be omitted from the Company's proxy materials (the "***Proxy Materials***") to be distributed by the Company in connection with its 2009 annual meeting of stockholders (the "***2009 Meeting***").

The Proposal and the Supporting Statement may properly be excluded from the Proxy Materials pursuant to:

1. Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law;

2. Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading; and

3. Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

Pursuant to Rule 14a-8(j) under the Exchange Act, I am enclosing the following:

A. This letter; and

B. The Proposal and the Supporting Statement submitted by the Proponent, attached hereto as Exhibit A.

C. Opinion Letter from the Company's special Delaware counsel, Richards, Layton & Finger, P.A. attached hereto as Exhibit B.

This request is being submitted electronically pursuant to guidance found in Staff Legal Bulletin No. 14D. Accordingly, I am not enclosing the additional six copies ordinarily required by Rule 14a-8(j). In accordance with Rule 14a-8(j), a copy of this submission is being sent via electronic mail simultaneously to the Proponent.

This letter is being filed with the Staff less than 80 calendar days before the Company intends to file its definitive Proxy Materials for the 2009 Meeting with the Commission. As further described below, the Company requests waiver of the 80-day requirement of Rule 14a-8(j) for good cause. The Company anticipates that the Proxy Materials and form of proxy will be finalized for printing on or about March1, 2009. Accordingly, we would appreciate it greatly if the Staff could review and respond to this no-action request by February 20, 2009.

I understand that the Staff has confirmed that Rule 14a-8(k) requires proponents to provide companies a copy of any correspondence that the proponents submit to the Commission or the Staff. Accordingly, we are taking this opportunity to notify the Proponent that if it elects to submit additional correspondence to the Commission or the Staff, copies of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal is in the form of a mandatory amendment to the Company's bylaws (the "***Bylaws***") that, if approved by the Company's stockholders at the 2009 Meeting, would require Company's board of directors (the "***Board***") to provide for reimbursement of all proxy solicitation expenses meeting the criteria set forth in the Proposed Bylaw. Specifically, the Proposal proposes the following change to the Bylaws (the "***Proposed Bylaw***"):

> RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law and Article IX of the bylaws of Office Depot, Inc. ("Office Depot"), stockholders of Office Depot hereby amend the bylaws to add the following Section 17 to Article III:
>
> "The Board of Directors shall, consistent with its fiduciary duties, cause the corporation to reimburse a stockholder or group of stockholders (together, the "Nominator") for reasonable expenses ("Expenses") incurred in connection with nominating one or more candidates in a contested election of Directors to the corporation's Board of Directors, including, without limitation, printing, mailing, legal, solicitation, travel, advertising and public relations expenses, so long as (a) the election of fewer than 50% of the Directors to be elected was contested in the election, (b) one or more candidates nominated by the Nominator are elected to the corporation's Board of Directors, (c) stockholders are not permitted to

cumulate their votes for Directors, and (d) the election occurred, and the Expenses were incurred, after this bylaw's adoption. The amount paid to a Nominator under this bylaw in respect of a contested election shall not exceed the amount expended by the corporation in connection with such election."

ANALYSIS

The Proposed Bylaw is in the form of a mandatory amendment to the Bylaws requiring the Board to provide for reimbursement of all proxy solicitation expenses meeting the criteria set forth in the Proposed Bylaw.

I. The Proposal, If Implemented, Could Violate State Law

The primary issue in the instant matter is one of drawing the boundary between the authority of the Board, on the one hand, and the stockholders, on the other, under the General Corporation Law of the State of Delaware (the "***DGCL***"). As the Staff is aware, the difficulty of pinpointing where a proposal falls on this spectrum of sometimes overlapping authority is sometimes exacerbated by the absence of clear state law precedent demarcating this boundary.

Rule 14a-8(i)(2) permits a corporation to exclude a stockholder proposal from the proxy statement if the proposal is one that, if implemented, would cause a company to violate any state law to which it is subject. The Company is incorporated under the laws of the State of Delaware. For the reasons set forth below and in the legal opinion regarding the DGCL from Richards, Layton & Finger, P.A., special Delaware counsel to the Company ("***RLF***"), attached hereto as Exhibit B (the "***RLF Opinion***"), the Proposal, if implemented by the Company, would violate the DGCL. Accordingly, the Proposal is excludable under Rule 14a-8(i)(2).

As noted in the RLF Opinion, stockholders of a Delaware corporation have the power to amend the bylaws, subject to the provisions of DGCL Section 109(b), which provides in pertinent part that the "bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation." Accordingly, the key in the instant matter is whether the Proposed Bylaw satisfies this requirements.

The RLF Opinion reviews the proceedings of a recent Delaware case regarding a nearly identical[1] Proposal (the "***CA Proposal***") that was submitted to CA, Inc. ("***CA***") by AFSCME.

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[1] The CA Proposal, submitted by AFSCME in 2008, read as follows:

RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law and Article IX of the bylaws of CA, Inc., stockholders of CA hereby amend the bylaws to add the following Section 14 to Article II:

"The board of directors shall cause the corporation to reimburse a stockholder or group of stockholders (together, the "Nominator") for reasonable expenses ("Expenses") incurred in connection with nominating one or more candidates in a contested election of directors to the corporation's board of

CA, Inc. v. AFSCME Emples. Pension Plan, 953 A.2d 227 (Del. 2008). CA submitted a no-action request letter to the Commission requesting the CA be allowed to exclude the CA Proposal and submitted an opinion from RLF as special Delaware counsel to CA. AFSCME responded with an opinion from its own special Delaware counsel, asserting that CA could not exclude the CA Proposal. The Commission formally certified two issues to the Delaware Supreme Court for guidance: (1) was the CA Proposal a proper subject for action by stockholders as a matter of Delaware law? and (2) would the CA Proposal, if adopted, cause CA to violate any Delaware law to which it was subject? *Id.* at 231.

The Court answered the first question in the affirmative and then considered any possible circumstance under which the CA Proposal, if adopted, would violate Delaware law. The Court noted that at least one such circumstance existed. The Court then found that requiring CA's board of directors to reimburse election expenses in such a situation would violate Delaware law, as the board's fiduciary duties would compel that reimbursement be denied. *Id.* at 240. The Court concluded that the CA Proposal, as drafted, "would violate the prohibition, which our decisions have derived from Section 141(a) against contractual arrangements that commit the board of directors to a course of action that would preclude them from fully discharging their fiduciary duties to the corporation and its shareholders." *Id.* at 238. In reaching its decision, the Court relied on its prior holdings where it had invalidated contracts that would require a board to act or not act in a fashion that would limit the exercise of its fiduciary duties. As explained in the RLF Opinion, the Court was convinced that the CA Proposal "would prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would otherwise require them to deny reimbursement to a dissident slate." *CA*, 953 A.2d at 239. Accordingly, since the CA Proposal did not include any language that "would reserve to CA's directors their full power to exercise their fiduciary duty to decide whether or not it would be appropriate, in a specific case, to award reimbursement at all," the Court concluded that the CA Proposal violated Delaware law. *Id.* at 240.

RLF explains that like the CA Proposal, the Proposed Bylaw is also defective, because it limits the Board's exercise of fiduciary duties. The addition of the phrase "consistent with its fiduciary duties" between the word "shall" and the word "cause" does not cure the problem identified by the Delaware Supreme Court in *CA*. According to RLF, the infirmity in the Proposed Bylaw is that, rather than making the requirement that the Board "cause" the Company to reimburse a Proponent's expenses "subject to" the fiduciary duties of the Board, as required by the CA decision, the Proposed Bylaw <u>defines</u> the Board's fiduciary duties, by stating that reimbursement in the circumstances described in the Proposed Bylaw would be "consistent with its fiduciary

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directors, including, without limitation, printing, mailing, legal, solicitation, travel, advertising and public relations expenses, so long as (a) the election of fewer than 50% of the directors to be elected is contested in the election, (b) one or more candidates nominated by the Nominator are elected to the corporation's board of directors, (c) stockholders are not permitted to cumulate their votes for directors, and (d) the election occurred, and the Expenses were incurred, after this bylaw's adoption. The amount paid to a Nominator under this bylaw in respect of a contested election shall not exceed the amount expended by the corporation in connection with such election."

duties." Thus, the Proposed Bylaw impermissibly constrains the Board's exercise of its fiduciary duties. RLF concludes that that the Proposed Bylaw defines the Board's fiduciary duties in a manner that is inconsistent with Delaware law.

In light of the case law and the conclusions discussed above and in the RLF Opinion, the Company could not lawfully implement the Proposed Bylaw, because it could improperly prevent the Board from fully exercising their fiduciary duties. Accordingly, the Company believes the Proposal can be excluded from its Proxy Material for the 2009 Meeting pursuant to Rule 14a-8(i)(2).

II. The Proposal May Be Excluded Because It Is Impermissibly Vague and Indefinite, So As To Be Inherently Misleading

Rule 14a-8(i)(3) provides that a company may exclude, from its proxy materials, a shareholder proposal if that proposal or supporting statement is "contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Because the Proposal contains unclear and ambiguous language regarding how the Proposal would operate, the Proposal is impermissibly vague and indefinite so as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See* Staff Legal Bulletin No. 14B (September 15, 2004). In this regard, the Staff permitted the exclusion of a variety of shareholder proposals, including proposals requesting amendments to a company's charter or bylaws. *See* Alaska Air Group Inc. (April 11, 2007) (excluding a proposal that requested the board to "amend the company's governance documents (certificate of incorporation and or [sic] bylaws) to assert, affirm, and define the rights of owners of the company to set the standards of corporate governance" under Rule 14a-8(i)(3) since it was vague and indefinite) and Peoples Energy Corp. (November 23, 2004) (agreeing that a proposal to amend the company's articles of incorporation and bylaws to provide that officers and directors shall not be indemnified from liability for acts or omissions involving gross negligence or "reckless neglect" was excludable because it was vague and indefinite).

Moreover, the Staff has on numerous occasions concurred that a proposal was sufficiently misleading so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by stockholders voting on the proposal." Fuqua Industries, Inc. (March 12, 1991) and Occidental Petroleum Corp. (February 11, 1991) (excluding a proposal because the Staff agreed with the company that the proposal may be misleading "because any action(s) ultimately taken by the [c]ompany upon implementation of this proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal."). *See also*, Bank of America Corp. (June 18, 2007).

The Proposal is vague and indefinite because the Proposal's operative text is subject to varying interpretations, thereby making it "impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail." *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961). *See also, New York City Employees' Retirement System v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992) ("Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote") and Capital One Financial Corp. (February 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against").

Under the DGCL, the Board can reimburse a proponent of a successful proxy contest if it determines that the reimbursement is in the best interests of all stockholders and that the amounts reimbursed are reasonable. In contrast, the Proposed Bylaw makes the reimbursement of proxy contest expenses mandatory and requires that all the stockholders of the Company bear the costs incurred by any individual stockholder who seeks to elect candidates of its own choosing to the Board. As a result, the Proposed Bylaw creates a reimbursement right for successful contested elections that is much more favorable to dissident stockholders or groups than the rights provided by the DGCL. The Proposed Bylaw and the Supporting Statement fail to explain that the DGCL does not require mandatory reimbursement of proxy contest expenses as provided for in the Proposed Bylaw, however. The Proposal also does not address the issue of reimbursement proportionate to success and reasonableness of an amount that is not overly burdensome to stockholders. It is likely that the Company and the stockholders may interpret the Proposal consistent with the standard under the DGCL, assuming that the Board had such discretion provided under the DGCL, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different than the actions envisioned by the stockholders voting on the proposal." Fuqua Industries, Inc. (March 12, 1991).

The Proposal is also "vague and indefinite" since it does not provide sufficient details about the impact its approval may have on the Company. The stated purpose of the Proposal is to encourage proxy contests. Requiring all of the stockholders to subsidize the solicitation expenses of opposition candidates for the Board is very likely to encourage contested elections that would serve no purpose other than to distract management and waste Company assets. The costs of a contest for a seat on any public company's board can reach six or even seven figures when the costs of printing and mailing a proxy statement are added to advertising expenses and legal fees. In addition, the mandatory nature of the Proposal could encourage frivolous spending by stockholder nominees, resulting in excessive payout by the Company. Based upon the Proposal and the Supporting Statement, the stockholders are not likely to understand that such a procedure would work to the detriment of stockholders by requiring the payment of corporate assets to board candidates that have been rejected by a majority of the shareholders.

The Board is unique in its role of designating director candidates because its discretion is limited by its fiduciary duties to the Company and its stockholders. The Proposed Bylaw does not explain that stockholders may nominate director candidates for self-serving reasons, while the Board may not. Hence, the adoption of the Proposal could require the Company to fund a proxy contest even where those instigating the contest are seeking to advance a special cause or to gain a voice on the Board to advocate the goals of a particular constituency. In fact, it is likely that the phrase "consistent with its fiduciary duties" may create confusion on the part of stockholders by leading them to believe that reimbursement in the circumstances described in the Proposed Bylaw would be consistent with the Board's fiduciary duties under the DGCL. The Supporting Statement can also be subject to different interpretations since it cites the "scarcity" of "short slate" election contests, but does not explain what they are and how "short slate" election contests might benefit stockholders.

As explained above, the Proposal's language is subject to varying interpretations such that the Company and its stockholders would not be able to determine how to interpret the Proposal if it was included in the Proxy Materials for the 2009 Meeting. Thus, the Proposal is similar to other proposals that the Staff has concurred were excludable as vague and indefinite for purposes of Rule 14a-8(i)(3) because they were subject to varying interpretations. *See, e.g.*, Alaska Air Group Inc. (April 11, 2007) (excluding a proposal that requested the board to "amend the company's governance documents (certificate of incorporation and or [sic] bylaws) to assert, affirm, and define the rights of owners of the company to set the standards of corporate governance" under Rule 14a-8(i)(3) since it was vague and indefinite); International Business Machines Corp. (February 2, 2005) (excluding a proposal that "the officers and directors responsible for 'a certain event have their' pay reduced to the level prevailing in 1993" under Rule 14a-8(i)(3) because it was subject to numerous interpretations); Bank Mutual Corp. (avail. Jan. 11, 2005) (allowing the company to exclude a proposal asking that "mandatory retirement age be established for all directors upon attaining the age of 72 years" since the proposal was subject to multiple interpretations and, thus, excludable as vague and indefinite); Peoples Energy Corp. (November 23, 2004) (agreeing that a proposal to amend the company's articles of incorporation and bylaws to provide that officers and directors shall not be indemnified from liability for acts or omissions involving gross negligence or "reckless neglect" was excludable because it was vague and indefinite); and Puget Energy, Inc. (March 7, 2002) (allowing the company to exclude a proposal that requested the board to "implement a policy of improved corporate governance" under Rule 14a-8(i)(3)). Similarly, the Proposal and the Supporting Statement are vague and indefinite because the uncertainty regarding what constitutes compliance with the Proposal makes it inevitable that stockholders would not know what they were voting upon.

Accordingly, the Company believes that as a result of the vague and indefinite nature of the Proposal and the Supporting Statement, they are impermissibly misleading and, thus, excludable from the Company's Proxy Materials for the 2009 Meeting pursuant to Rule 14a-8(i)(3).

III. The Company Lacks The Power And Authority To Implement The Proposal

Rule 14a-8(i)(6) provides that a company may omit a shareholder proposal, and any statement in support thereof, from its proxy statement and form of proxy "[i]f the company would lack the power or authority to implement the proposal." The Company believes that the Proposal is excludable under Rule 14a-8(i)(6) because, as discussed above, if the Company were to adopt the Proposed Bylaw in the manner described in the Proposal, the Proposed Bylaw would be invalid under the DGCL. Accordingly, the Company believes that it lacks the power and authority to implement the Proposal pursuant to Rule 14a-8(i)(6).

Rule 14a-8(j) requires a company to file its reason for excluding a proposal from its proxy statement no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j) does allow a company to submit its reason after 80 calendar days upon its demonstration of "good cause." The Company believes that the Proponent will not be prejudiced or harmed by the waiver since the Proponent and the Company had engaged in several telephonic discussions regarding the Proponent's Proposal. Therefore, the Proponent should be aware of the Company's position with respect to the Proposal. The Company hopes that the Staff will not be unduly burdened by this request. Because of the facts described above, the Company respectfully requests a waiver of the 80-day requirement.

The Company anticipates that the Proxy Materials and form of proxy will be finalized for printing on or about March 1, 2009. Accordingly, we would appreciate it greatly if the Staff could review and respond to this no-action request by February 20, 2009.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal and the Supporting Statement from its Proxy Materials for the 2009 Meeting. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only. If the Staff has any questions or comments regarding the foregoing, please contact me at (561) 438-8708.

Sincerely,

OFFICE DEPOT, INC.

Christopher K. Davies, Esq.
Senior Securities Counsel

Enclosures

cc: Gerald W. McEntee, AFSCME
Neil R. Austrian, Lead Independent Director and
Chairman, Corporate Governance and Nominating Committee
Steve Odland, Chairman and CEO
Elisa D. Garcia C., Executive Vice President, General Counsel and Corporate Secretary

Exhibit A

Shareholder Proposal

RESOLVED, that pursuant to section 109 of the Delaware General Corporation Law and Article IX of the bylaws of Office Depot, Inc. ("Office Depot"), stockholders of Office Depot hereby amend the bylaws to add the following Section 17 to Article III:

"The Board of Directors shall, consistent with its fiduciary duties, cause the corporation to reimburse a stockholder or group of stockholders (together, the "Nominator") for reasonable expenses ("Expenses") incurred in connection with nominating one or more candidates in a contested election of Directors to the corporation's Board of Directors, including, without limitation, printing, mailing, legal, solicitation, travel, advertising and public relations expenses, so long as (a) the election of fewer than 50% of the Directors to be elected was contested in the election, (b) one or more candidates nominated by the Nominator are elected to the corporation's Board of Directors, (c) stockholders are not permitted to cumulate their votes for Directors, and (d) the election occurred, and the Expenses were incurred, after this bylaw's adoption. The amount paid to a Nominator under this bylaw in respect of a contested election shall not exceed the amount expended by the corporation in connection with such election."

SUPPORTING STATEMENT

In our opinion, the power of stockholders to elect directors is the most important mechanism for ensuring that corporations are managed in stockholders' interests. Some corporate law scholars posit that this power is supposed to act as a safety valve that justifies giving the board substantial discretion to manage the corporation's business and affairs.

The safety valve is ineffective, however, unless there is a meaningful threat of director replacement. We do not believe such a threat currently exists at most U.S. public companies, including Office Depot. Harvard Law School professor Lucian Bebchuk has estimated that there were only about 80 contested elections at U.S. public companies from 1996 through 2002 that did not seek to change control of the corporation.

The unavailability of reimbursement for director election campaign expenses for so-called "short slates"—slates of director candidates that would not comprise a majority of the board, if elected—contributes to the scarcity of such contests. (Because the board approves payment of such expenses, as a practical matter they are reimbursed only when a majority of directors have been elected in a contest.) The proposed bylaw would provide reimbursement for reasonable expenses incurred in successful short slate efforts--but not contests aimed at changing control by ousting a majority or more of the board—with success defined as the election of at least one member of the short slate.

The bylaw would also cap reimbursable expenses at the amount expended by the company on the contested election. We believe that the amount spent by a dissident stockholder or group will rarely exceed the amount spent by the company, but the cap ensures that the availability of reimbursement does not create an incentive for wasteful spending.

We urge stockholders to vote for this proposal.

<u>Exhibit B</u>

Opinion Letter

January 21, 2009

Office Depot Inc.
2200 Old Germantown Road
Delray Beach, Florida 33445

Re: Bylaw Amendment Proposal Submitted By AFSCME

Ladies and Gentlemen:

We have acted as special Delaware counsel to Office Depot, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Gerald W. McEntee on behalf of the AFSCME Employees Pension Plan (the "Proponent") that the Proponent intends to present at the Company's 2009 annual meeting of stockholders (the "2009 Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on May 18, 1995, as amended by the Certificate of Amendment of Restated Certificate of Incorporation, as filed with the Secretary of State on August 27, 1998 (jointly, the "Certificate of Incorporation");

(ii) the Amended and Restated Bylaws of the Company (the "Bylaws"); and

(iii) the Proposal and its supporting statement.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have

One Rodney Square ■ 920 North King Street ■ Wilmington, DE 19801 ■ Phone: 302-651-7700 ■ Fax: 302-651-7701

www.rlf.com

conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal proposes to amend the Bylaws to read as follows (the "Proposed Bylaw"):

> RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law and Article IX of the bylaws of Office Depot, Inc. ("Office Depot"), stockholders of Office Depot hereby amend the bylaws to add the following Section 17 to Article III:
>
> "The Board of Directors shall, consistent with its fiduciary duties, cause the corporation to reimburse a stockholder or group of stockholders (together, the "Nominator") for reasonable expenses ("Expenses") incurred in connection with nominating one or more candidates in a contested election of Directors to the corporation's Board of Directors, including, without limitation, printing, mailing, legal, solicitation, travel, advertising and public relations expenses, so long as (a) the election of fewer than 50% of the Directors to be elected was contested in the election, (b) one or more candidates nominated by the Nominator are elected to the corporation's Board of Directors, (c) stockholders are not permitted to cumulate their votes for Directors, and (d) the election occurred, and the Expenses were incurred, after this bylaw's adoption. The amount paid to a Nominator under this bylaw in respect of a contested election shall not exceed the amount expended by the corporation in connection with such election."

DISCUSSION

You have asked our opinion as to whether the Proposal, if implemented by the Company, would violate the General Corporation Law. For the reasons set forth below, in our opinion the Proposal, if implemented by the Company, would violate the General Corporation Law.

As a general matter, the stockholders of a Delaware corporation have the power to amend the bylaws. This power, however, is not unlimited and is subject to the express limitations set forth in Section 109(b) of the General Corporation Law, which provides:

> The bylaws may contain any provision, <u>not inconsistent with law or with the certificate of incorporation</u>, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.

8 Del. C. § 109(b) (emphasis added). We turn, therefore, to consideration of whether the Proposed Bylaw is "inconsistent with law or with the certificate of incorporation."

THE PROPOSED BYLAW VIOLATES THE GENERAL CORPORATION LAW.

The Proposed Bylaw, if adopted, would require that the Board of Directors of the Company (the "Board") relinquish its power to determine what expenses should and should not be reimbursed to stockholders, instead requiring that the Board reimburse all proxy solicitation expenses that meet the criteria set forth in the Proposed Bylaw.

The Delaware Supreme Court recently addressed the question of whether a stockholder proposal (the "CA Proposal") submitted to CA, Inc. ("CA"), which was nearly identical to the Proposal[1], violated the General Corporation Law. CA, Inc. v. AFSCME Emples. Pension Plan, 953 A.2d 227 (Del. 2008). The CA proceeding arose from a certification by the United States Securities & Exchange Commission (the "SEC") to the Delaware Supreme Court of two questions of law: (1) was the CA Proposal a proper subject for action by stockholders as a matter of Delaware law? and (2) would the CA Proposal, if adopted, cause CA to violate any Delaware law to which it was subject? Id. at 231. The Court answered the first question in the affirmative. In order to answer the second question, the Court considered any possible circumstance under which the CA Proposal, if adopted, would violate Delaware law and found that at least one such circumstance existed. As an example of such a circumstance, the Court hypothesized a situation in which a stockholder group affiliated with a competitor of CA could cause the election of a minority slate of candidates committed to using their director positions to

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[1] The CA Proposal, submitted by AFSCME in 2008, read as follows:

RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law and Article IX of the bylaws of CA, Inc., stockholders of CA hereby amend the bylaws to add the following Section 14 to Article II:

"The board of directors shall cause the corporation to reimburse a stockholder or group of stockholders (together, the "Nominator") for reasonable expenses ("Expenses") incurred in connection with nominating one or more candidates in a contested election of directors to the corporation's board of directors, including, without limitation, printing, mailing, legal, solicitation, travel, advertising and public relations expenses, so long as (a) the election of fewer than 50% of the directors to be elected is contested in the election, (b) one or more candidates nominated by the Nominator are elected to the corporation's board of directors, (c) stockholders are not permitted to cumulate their votes for directors, and (d) the election occurred, and the Expenses were incurred, after this bylaw's adoption. The amount paid to a Nominator under this bylaw in respect of a contested election shall not exceed the amount expended by the corporation in connection with such election."

obtain and communicate proprietary strategic information to the competitor. Id. at 239 fn 34. The Court found that requiring CA's board of directors to reimburse proxy solicitation expenses in such a situation would violate Delaware law, as the board's fiduciary duties would compel that reimbursement be denied. Id. at 240.

The Court concluded that the CA Proposal, as drafted, "would violate the prohibition, which our decisions have derived from Section 141(a) against contractual arrangements that commit the board of directors to a course of action that would preclude them from fully discharging their fiduciary duties to the corporation and its shareholders." Id. at 238. In so concluding, the Court relied on its holdings in other cases in which contractual arrangements purported to require a board of directors to act, or refrain from acting, in a manner that would limit the exercise of their fiduciary duties. As the court held in Paramount Commc'ns Inc. v. QVC Network Inc.:

> To the extent that a contract, or a provision thereof, purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable.

637 A.2d 34, 51 (Del. 1993); see also Quickturn Design Sys. v. Shapiro, 721 A.2d 1281, 1290-92 (Del. 1998) (invalidating board's "no hand" poison pill that prevented future directors from redeeming the pill). Similarly, in Paramount Commc'ns, Inc. v. Time, Inc, the Court determined that Time's board of directors properly enacted defensive measures to thwart a tender offer launched by Paramount—even though that merger may have been attractive to a majority of Time's stockholders:

> Paramount argues that, assuming its tender offer posed a threat, Time's response was unreasonable in precluding Time's shareholders from accepting the tender offer or receiving a control premium in the immediately foreseeable future. Once again, the contention stems, we believe, from a fundamental misunderstanding of where the power of corporate governance lies. Delaware law confers the management of the corporate enterprise to the stockholders' duly elected board representatives. 8 Del. C. § 141(a). The fiduciary duty to manage a corporate enterprise includes the selection of a time frame for achievement of corporate goals. That duty may not be delegated to the stockholders.

571 A.2d at 1154 (emphasis added); see also Omnicare, Inc. v. NCS Healthcare, Inc., 818 A.2d 914, 937 (Del. 2003) (holding that an agreement to submit a merger for stockholder vote was unenforceable, because agreement prevented board from exercising its fiduciary duties owed to minority stockholders).

In CA, the Court concluded that the CA Proposal "would prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would otherwise require them to deny reimbursement to a dissident slate." CA, 953 A.2d at 239.

Because the CA Proposal contained no language that "would reserve to CA's directors their full power to exercise their fiduciary duty to decide whether or not it would be appropriate, in a specific case, to award reimbursement at all," the Court concluded that the CA Proposal violated Delaware law. Id. at 240.

Like the CA Proposal, the Proposed Bylaw mandates reimbursement of proxy solicitation expenses and, if adopted, would limit the Board's exercise of its fiduciary duties. The only difference between the Proposed Bylaw and the bylaw found by the Delaware Supreme Court to violate Delaware law is the addition of the phrase "consistent with its fiduciary duties" between the word "shall" and the word "cause". Rather than making the requirement that the Board "cause" the Company to reimburse a proponent's proxy solicitation expenses "subject to" the fiduciary duties of the Board, as required by the CA decision, the Proposed Bylaw defines the Board's fiduciary duties by stating that reimbursement in the circumstances described in the Proposed Bylaw would be "consistent with its fiduciary duties." The Proposed Bylaw, instead of reserving to the Board the ability to determine not to reimburse a proponent's proxy solicitation expenses "in circumstances that a proper application of fiduciary principles could preclude," id., purports to provide that reimbursement in the circumstances provided by the Proposed Bylaw would be "consistent with" the fiduciary duties of the Board. The Proposed Bylaw thus attempts to circumvent the fiduciary duty analysis required by the Delaware Supreme Court in the CA opinion by purporting to define the fiduciary duties.

In CA, AFSCME argued in its brief and at oral argument that "if a corporation has a bylaw requiring the mandatory reimbursement of proxy expenses, the directors would not be called upon to exercise any discretion on the payment" and, thus, would not be required to make any decision which would involve the exercise of their fiduciary obligations. Brief of Appellee at 34-35, CA, 953 A.2d 227 (No. 329, 2008); Transcript of Oral Argument at 27-36, CA, 953 A.2d 227 (No. 329, 2008). In its opinion, the Court rejected AFSCME's argument, finding that the argument "concedes the very proposition that renders the Bylaw, as written, invalid: the Bylaw mandates reimbursement of election expenses in circumstances that a proper application of fiduciary principles could exclude." CA, 953 A.2d at 239-40. Likewise, in defining the Board's fiduciary duties and eliminating the Board's ability to exercise its discretion with respect to the reimbursement of proxy solicitation expenses, the Proposed Bylaw impermissibly constrains the Board's exercise of its fiduciary obligations.

Additionally, the Proposed Bylaw attempts to define the Board's fiduciary duties in a manner that is inconsistent with Delaware law. Pursuant to the Proposed Bylaw, reimbursement of proxy solicitation expenses that meet the criteria set forth in the Proposed Bylaw would always be deemed to be consistent with the Board's fiduciary duties. It is settled law that "a board may expend corporate funds to reimburse proxy expenses 'where the controversy is concerned with a question of policy as distinguished from personnel o[r] management.'" Id. (quoting Hall v. Trans-Lux Daylight Picture Screen Corp., 171 A. 226, 227 (Del. Ch. 1934). Where courts have either upheld or declined to enjoin the use of corporate funds for proxy solicitation expenses, the record pointed to clear disagreements between competing slates of director candidates over concrete policy issues, such as whether the corporation should approve a merger with another company (see Empire S. Gas. Co. v. Gray, 46

A.2d 741,745 (Del. Ch. 1946)), pursue a plan of liquidation based on the terms offered by management (see Hand v. Missouri-Kansas Pipe Line Co., 54 F. Supp. 649, 650 (D. Del. 1944)), change its existing policy on paying dividends to stockholders (see Levin v. Metro-Goldwyn-Mayer, Inc., 264 F. Supp. 793, 802 n.7) (S.D.N.Y. 1967), continue maintaining a suite of offices in a specific location (see Gray, 46 A.2d at 745) and hire full-time management and change the role of the director audit committee (see Hibbert v. Hollywood Park, Inc., 457 A.2d 339, 340 (Del. 1982); compare Essential Enters Corp. v. Doresey Corp, 1960 WL 56156, at *2 (Del. Ch. Dec. 15, 1960) (ordering former directors to repay the corporation for proxy solicitation expenses incurred to advance the "purely personal purpose" of those directors).

Under the Proposed Bylaw, as with the CA Proposal, the Board would not be able to exercise its judgment in distinguishing which proxy contests involve substantive differences of corporate policy, and are thus deserving of reimbursement, and those which involve personal disagreements or disputes, where "the board's fiduciary duty could compel that reimbursement be denied altogether." CA, 953 A.2d at 240. In defining the reimbursement of stockholder expenses which meet the criteria set forth in the Proposed Bylaw as "consistent with" the Board's fiduciary duties, the Proposal prevents the Board from exercising its discretion to deny reimbursement.

CONCLUSION

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposed Bylaw, if adopted, would violate Delaware law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC and the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/PHS